SHEARMAN & STERLING
Avocats au Barreau de Paris

114, AVENUE DES CHAMPS-ELYSÉES
75008 PARIS
33 01 53 89 70 00

TOQUE J006
FAX (33) 01 53 89 70 70

ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIN
MENLO PARK
MUNICH
NEW YORK
PARIS
ROME
SAN FRANCISCO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.


RECD S.E.C.
MAY 2 0 2003
1083

May 15, 2003

BY HAND DELIVERY


03050740

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Air France
Information Pursuant to Rule 12g3-2(b)
File No. 82-5050

Dear Sir or Madam,

On behalf of Air France and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed a press release dated May 13, 2003. announcing its financial results for fiscal year 2002-2003, including its consolidated income statement, its fleet as of March 2003 and its financial statements.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,



Manuel A. Orillac

cc: Jean-Marc Bardy
Dominique Barbarin
Air France

Information

AIR FRANCE



Results

Roissy, 13 May 2003

FINANCIAL YEAR 2002-03

FISCAL YEAR APRIL 2002 - MARCH 2003: AIR FRANCE ILLUSTRATES ONCE AGAIN ITS ABILITY TO ADAPT TO A CRISIS SITUATION

- Turnover up by 1.3% to 12.69 billion euros
- Operating income before aircraft disposals: 162 million euros
- Net income: 120 million euros
- A dividend of 6 cents per share

The Air France Board of Directors met on 13 May 2003, under the chairmanship of Jean-Cyril Spinetta, to finalize the accounts for the financial year 2002- 03.

On this occasion, the Chairman made the following declaration: "**In this particularly difficult economic context, Air France, as in the aftermath of the 11 September 2001 attacks, has once again shown its ability to resist. This fourth quarter has indeed seen a crisis equivalent to that of September 2001. However, thanks to the good results obtained over the first nine months in a context disrupted by internal and external labour disputes, the Group posted operating income of 162 million euros for fiscal 2002-03, slightly higher than last year. After negative exceptionals partly due to the 59 million euro provision excluding taxes linked to the suspension of Concorde, the Group posted net income of 120 million euros for the twelve months to 31 March 2003, up for the sixth year running.**
In addition to the delayed forecast economic upturn, the consequences of the SARS crisis in Asia is weighing heavily on our results of the first few months of the current financial year. The Group immediately took a series of measures both in terms of capacity and spending to deal with this crisis in the best possible conditions. Over the past few weeks, an upturn in the number of advance bookings can be noted for all networks, excluding Asian routes. If this continues, Air France aims to post a slightly positive operating income before aircraft disposals for the year. Given these annual results and the outlook for the coming year, and to show our confidence in the Group's future, shareholders will be offered a dividend of 6 euro cents per share excluding tax credit."

 Fourth Quarter 2002-03

Fourth quarter operations were marked by a difficult economic context, the war in Iraq and the SARS epidemic in Asia.

- **Passenger Operations**

	4th quarter		
Consolidated figures	**31/03/2003**	**31/03/2002**	**Change**
Total passenger turnover (in m€)	2,479	2,508	-1.2%
Scheduled passenger turnover (in m€)	2,284	2,300	-0.7%
Unit revenue per ASK (in € cents)	7.11	7.49	-5.0%
Yield per PKT (in € cents)	9.54	9.76	-2.3%

Traffic rose 1.6% for a 4.3% increase in capacity. The load factor was down 2 points at 74.5%. The appreciation of the euro against other currencies had a significant impact on turnover.

Unit revenue per available seat-km (RASK) was down 2.4% excluding currency effects and network mix effects. Unit revenue per revenue passenger-km (RPK) rose 0.3% including currency and network mix effects.

The performance per network illustrates the improvement in the domestic network and the decline in the international medium-haul network.

January-March 2003	**Capacity (ASK)**	**Traffic (RPK)**	**Turnover**
Long-haul	+6.0%	+3.5%	+1.8%
International medium-haul	+0.2%	-9.5%	-9.2%
Domestic medium-haul	-1.0%	+2.0%	+4.4%
Total	**+4.3%**	**+1.6%**	**-0.7%**

- **Cargo operations**

	4th quarter to		
Consolidated figures	**31/03/2003**	**31/03/2002**	**Change**
Total cargo turnover (in m€)	354	362	-2.2%
Cargo transport turnover (in m€)	315	316	-0.3%
Unit revenue per TKO (in € cents)	16.34	16.76	-2.4%
Yield per TKT (in € cents)	24.48	25.65	-4.6%

Cargo operations were satisfactory, with a rise in traffic of 4.1% for a 1.9% increase in capacity. The load factor improved by 1.5 points to 66.8%. Unit revenue per available tonne-km RTKO dropped by 2.4%. Excluding currency effects, it improved by 4.8%.

will be revised weekly according to new developments in the situation. At this stage, Air France is basing its assumptions on a gradual return to normal conditions, following its experience of the Gulf War in 1991 and the September 11 events.

- **Results**

Following the new rule 2002-10 from the Committee Governing Accounting Procedures concerning the amortization and depreciation of assets, Air France applied on March 31 2003 the approach by component for the recognition of maintenance operations on airframe and engines (IAS 16 -SIC 23). The applications of these new accounting standards has had a limited positive impact on quarterly and yearly results: 20 million euro for operating income and 13 million for net income.

4th quarter in M€	**31 March 2003**	**31 March 2003 pro forma ***	**31 March 2002**
Turnover	3,000	3,000	3,040
Operating income after aircraft disposals	(133)	(158)	0
Operating income	(123)	(143)	22
Financial result	(37)	(37)	(27)
Deferred tax	71	78	13
Group net income	(98)	(111)	1

* Before change of accounting methods

Consolidated turnover stood at 3 billion euros, down 1.3%. Before aircraft disposals and after provisioning 59 million euros for Concorde's withdrawal, operating income showed a loss of 133 million euros (158 million euros using comparable accounting methods) for a balanced fourth quarter result for fiscal 2001-02 taking into account 53 million euros in aid from the French State in the aftermath of 9/11.
Following aircraft disposals, operating income posted a loss of 123 million euros (143 million euros using comparable accounting methods).
After a deferred tax credit of 71 million euros, net loss stood at 98 million euros (111 million euros using comparable accounting methods).



Fiscal 2002-03: Air France once again illustrates its ability to ride out the crisis

- **Passenger operations**

For this fiscal year, Air France held up well with traffic expressed as Revenue Passenger km (RPK) up by 2.9% for a 2.7% increase in capacity expressed as Available Seat km (ASK). Load factor stood at 76.2% (up 0.2 points) thanks to long-haul traffic which remained buoyant (up 4.4%) with a high 80.4% load factor. The Group carried 42.9 million passengers, down 1.1%. With a 17.6% market share compared with 16.9% last year, Air France now ranks first among European airlines (AEA figures).

	Fiscal year to		
Consolidated figures	**31/03/2003**	**31/03/2002**	**Change**
Total passenger turnover (in m€)	10,527	10,378	+1.4%
Scheduled passenger turnover (in m€)	9,713	9,491	+2.3%
Unit revenue per ASK (in € cents)	7.38	7.42	-0.5%
Yield per PKT (in € cents)	9.70	9.76	-0.6%

Unit revenue per ASK increased by 1% excluding currency effects and excluding network mix effects. Taking into account these effects, yield per RPK rose by 0.9%.

The breakdown of the networks' performances is as follows:
The long-haul network held up well. The satisfactory performance of the international medium-haul network in the first half-year offset the deteriorating results recorded during the second half. The domestic market, on the other hand, recovered during the second half-year.

Fiscal year	**Capacity (ASK)**	**Traffic (RPK)**	**Turnover**
Long-haul	+4.0%	+4.4%	+6.6%
International medium-haul	+1.1%	-0.3%	+0.4%
Domestic medium-haul	-2.9%	-4.2%	-5.5%
Total	**+2.7%**	**+2.9%**	**+2.3%**

Cargo operations

	Fiscal year to		
Consolidated figures	**31/03/2003**	**31/03/2002**	**Change**
Total cargo turnover (in m€)	1,479	1,448	+2.1%
Cargo transport turnover (in m€)	1,314	1,257	+4.5%
Unit revenue per TKO (in € cents)	15.74	15.86	-0.7%
Yield per TKT (in € cents)	24.11	24.53	-1.7%

Cargo operations had a good year with a 2.1% rise in turnover, curtailed by negative currency effects. Capacity expressed as Available Tonne-km rose 5.3% while traffic

expressed as Revenue Tonne km increased by 6.4%. The load factor was up from 64.6% on 31 March 2002 to 65.3% on 31 March 2003. Unit revenue per available tonne km dropped by 0.7% but rose by 4.3% excluding currency effects. Yield per revenue tonne km decreased slightly by 1.7% and rose by 3.3% excluding currency effects.

- **Other activities**

Other activities generated a total turnover of 681 million euros (down 3%): a resilient 540 million euros for maintenance operations (down 1.5%) excluding currency effects and 141 million euros (down 8.4%) for ancillary activities, mainly due to the suspension of Aéropostale operations.

- **Results: 120 million euros Group net income**

In M€	**31 March 2003**	**31 March 2003 pro forma ***	**31 March 2002**
Turnover	12,687	12,687	12,528
EBITDAR	1,992	1,738	1,650
Operating income after aircraft disposals	162	137	157
Operating income	192	172	235
Financial result	(85)	(85)	(112)
Deferred tax	13	20	5
Group net income	120	107	153

* Before change of accounting methods

The new standards have led to substantial fluctuations in the gross operating result as some costs are now stated as fixed assets and accordingly depreciated, making it difficult to compare with last year. The gross operating result increased by 254 million euros while depreciation rose by 209 million euros and operating provisions by 20 million. Aircraft disposals saw a loss of 5 million euros.

For fiscal 2002-03, turnover increased by 1.3% to 12.69 billion euros. Passenger operations (10.53 billion euros) accounted for 83% of turnover while cargo operations accounted for 12% (1.48 billion euros).
Operating costs rose to 12.53 billion euros (up 1.2% up 0.8% excluding provisions for Concorde). Using former accounting methods, costs would have risen by 1.5%. The main reductions in costs stem from fuel expenses (down 5.1%), chartering operations (down 35.1%) and commissions (down 7.1%). Labour costs increased by 3.2%. Using former accounting methods, these costs rose by 4.8% for a 2% rise in staff numbers (up 1.2% on a like-for-like basis).

Unit costs using comparable accounting methods but excluding provisions for Concorde, calculated in equivalent available seat km dropped by 1.1%. Based on like-for-like currency (2.8%) and fuel cost (0.5%) effects, unit costs rose by 1.2%. This increase was partly due to the hike in insurance premiums (up 50 million euros for the parent).

EBITDAR increased by 20.7% (1.99 billion euros) using new accounting standards and by 5.3% (1.73 billion euros) with no change in accounting rules.

Following 59 million euros of exceptional provisions for Concorde, operating income before aircraft disposals rose by 3.2% to 162 million euros (down 12.7% to 137 million euros on a like-for-like basis). After 30 million euros of aircraft disposals compared with 78 million in the previous fiscal year, operating income stood at 192 million euros compared with 235 million on 31 March 2002. The three main sectors of activity contributed positively to operating income, as follows:

-passenger operations: 101 million euros compared with 128 million euros on 31 March 2002
-cargo operations: 48 million euros compared with 5 million euros the previous year
-maintenance operations: 67 million euros compared with 26 million euros on 31 March 2002
-others: -24 million euros mainly due to provisions for Concorde, compared with a positive result of 76 million in the year to 31 March 2002.

Financial results are improving with costs falling from 112 million as at 31 March 2002 to 85 million euros.

After taking into account 29 million euros from equity affiliates and 16 million euros from the amortization of the goodwill, Group net income stood at 120 million euros (107 million using former accounting standards).

- **Financial situation: stable debt despite a two-year crisis**

In November 2002, given the international and economic context the Group decided to limit for the fiscal year 2002-03 investments to 1.2 billion euros instead of the scheduled 1.6 billion. The delivery of eight aircraft including two regional aircraft has therefore been postponed for a year. This limited investments over the year (excluding the change in accounting standards) to 1.16 billion euros financed by a cash flow of 865 million euros and product disposals of 357 million. The debt/equity ratio improved from 0.73 on 31 March 2002 to 0.71. Group shareholders' equity totalled 4.03 billion euros and net debt stood at 2.85 billion euros. In the year to 31 March 2003, the Group had cash flow of 1 billion euros plus a fully-available credit line of 1 billion euros.



STATISTICS

Fiscal 2002-03	Quarter to 31 March			Fiscal year		
	2003	2002	Change	2003	2002	Change
Air France Group						
Passenger Operations						
ASK (in millions)	32,070	30,760	+4.3%	130,825	127,442	+2.7%
RPK (in millions)	23,906	23,534	+1.6%	99,723	96,950	+2.9%
Load factor	74.5%	76.5%	-2.0pt	76.2%	76.1%	+0.2pt
RASK (in cents)	7.11	7.49	-5.0%	7.38	7.42	-0.5%
Excluding currency and network mix effects			-2.4%			+1.0%
RPKT (in cents)	9.54	9.76	-2.3%	9.70	9.76	-0.6%
Excluding currency and network mix effects			+0.3%			+0.9%
Cargo operations						
TKO (in millions)	1,921		+1.9%	8,339	4,046	+4.8%
TKT (in millions)	1,282		+4.1%	5,445	2,535	+7.0%
Load factor	66.8%		+1.5pt	65.3%	62.7%	+0.6pt
RTKO (in cents)	16.34	16.76	-2.4%	15.74	15.86	-0.7%
Excluding currency effects			+4.8%			+4.3%
RTKT (in cents)	24.48	25.65	-4.6%	24.11	24.53	-1.7%
Excluding currency effects			+2.6%			+3.3%
Group unit costs						
EASK (in cents)	7.19	7.24	-0.7%	7.11	7.03	-1.1%
Air France						
Passenger operations						
ASK (in millions)	30,889	29,682	+4.1%	126,533	123,733	+2.3%
RPK (in millions)	23,906	23,534	+1.6%	97,151	94,853	+2.4%
Load factor	74.5%	76.5%	-2.0 pt	76.8%	76.7%	+0.1pt
RASK (in cents)	6.77	7.15	-5.4%	7.05	7.12	-1.0%
Excluding currency and network mix effects			-2.2%			+1.1%
RPKT (in cents)	8.98	9.25	-2.9%	9.18	9.28	-1.1%
Excluding currency and network mix effects			+0.4%			+1.0%
Air France unit costs						
EASK (in cents)	6.96	6.95	+0.2%	6.73	6.80	-1.0%

Contact: Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr

CONSOLIDATED INCOME STATEMENT

(In EUR millions)	Fourth quarter ended 03.31.2003	03.31.2002		Year ended 03.31.2003	03.31.2002	
Operating revenues						
Scheduled passenger	2 284	2 300	-0,7%	9 713	9 491	2,3%
Other air transport operations	195	208	-6,3%	814	887	-8,2%
Total Passenger	*2 479*	*2 508*	*-1,2%*	*10 527*	*10 378*	*1,4%*
Cargo	315	316	-0,3%	1 314	1 257	4,5%
Other cargo revenues	39	46	-15,2%	165	191	-13,6%
Total Cargo	*354*	*362*	*-2,2%*	*1 479*	*1 448*	*2,1%*
Maintenance	131	133	-1,5%	540	548	-1,5%
Others	36	37	-2,7%	141	154	-8,4%
Total operating revenues	**3 000**	**3 040**	**-1,3%**	**12 687**	**12 528**	**1,3%**
Operating charges						
Aircraft fuel	(333)	(291)	14,4%	(1 369)	(1 443)	-5,1%
Chartering costs	(101)	(129)	-21,7%	(415)	(639)	-35,1%
Landing fees & en route charges	(225)	(215)	4,7%	(934)	(882)	5,9%
Catering	(76)	(81)	-6,2%	(319)	(329)	-3,0%
Handling charges & other operating costs	(196)	(168)	16,7%	(768)	(747)	2,8%
Aircraft maintenance costs	21	(176)	-111,9%	(477)	(652)	-26,8%
Commercial & distribution costs	(271)	(289)	-6,2%	(1 157)	(1 133)	2,1%
Other external expenses	(307)	(294)	4,4%	(1 213)	(1 152)	5,3%
Salaries & related costs	(917)	(965)	-5,0%	(3 856)	(3 738)	3,2%
Taxes other than income tax	(45)	(32)	40,6%	(187)	(163)	14,7%
Gross operating result before aircraft operating lease costs	**550**	**400**	**37,5%**	**1 992**	**1 650**	**20,7%**
Aircraft operating lease costs	(123)	(131)	-6,1%	(522)	(489)	6,7%
Gross operating result	**427**	**269**	**58,7%**	**1 470**	**1 161**	**26,6%**
Charge to depreciation/amortization, net	(458)	(244)	87,7%	(1 195)	(972)	22,9%
Charge to operating provisions, net	(92)	(27)	240,7%	(115)	(39)	194,9%
Other income and charges, net	(10)	2	-600,0%	2	7	-71,4%
E.B.I.T	**(133)**	**0**	**N.A.**	**162**	**157**	**3,2%**
Gain on disposal of flight equipment, net	10	22	-54,5%	30	78	-61,5%
Operating income	**(123)**	**22**	**-659,1%**	**192**	**235**	**-18,3%**
Restructuring costs	**0**	**(8)**	**-100,0%**	**(13)**	**(11)**	**18,2%**
Financial income	12	11	9,1%	50	57	-12,3%
Financial expenses	(42)	(45)	-6,7%	(161)	(168)	-4,2%
Foreign exchange losses, net	6	5	20,0%	62	(7)	-985,7%
Net (charge) release to provisions	(13)	2	-750,0%	(36)	6	-700,0%
Net financial charges	**(37)**	**(27)**	**37,0%**	**(85)**	**(112)**	**-24,1%**
Gain on disposals of subsidiaries and affiliates	0	2	-100,0%	4	24	-83,3%
Pretax income (loss)	**(160)**	**(11)**	**1354,5%**	**98**	**136**	**-27,9%**
Share in net income of equity affiliates	(3)	1	-400,0%	29	31	-6,5%
Amortization of goodwill	(4)	(4)	0,0%	(16)	(16)	0,0%
Income (loss) before income tax and minority interests	**(167)**	**(14)**	**1092,9%**	**111**	**151**	**-26,5%**
Income tax	71	13	446,2%	13	5	160,0%
Income (loss) before minority interests	**(96)**	**(1)**	**9500,0%**	**124**	**156**	**-20,5%**
Minority interests	(2)	2	-200,0%	(4)	(3)	33,3%
NET INCOME (LOSS)	**(98)**	**1**	**-9900,0%**	**120**	**153**	**-21,6%**

FLEET AS OF MARCH 2003

AIR FRANCE FLEET

Aircraft	Owned	Finance lease	Operating lease	TOTAL 31/03/03	In operation 31/03/03
Concorde	5	-	-	5	4
B747-200	4	-	4	8	8
B747-300	4	-	-	4	4
B747-400	12	1	1	14	13
B777-200	15	2	8	25	25
A340-300	8	6	8	22	22
A330-200	2	1	7	10	10
B767-300	1	-	3	4	2
Long-haul fleet	**51**	**10**	**31**	**92**	**88**
B747-200	5	1	4	10	10
B747-400	1	-	2	3	3
Cargo	**6**	**1**	**6**	**13**	**13**
A321	8	2	4	14	13
A320	43	6	17	66	66
A319	17	4	18	39	39
B737-300	-	1	5	6	5
B737-500	3	6	18	27	25
Medium-haul fleet	**71**	**19**	**62**	**152**	**148**
Total	**128**	**30**	**99**	**257**	**249**

REGIONAL FLEET

BRIT AIR

Aircraft	Owned	Finance lease	Operating lease	TOTAL 31/03/03	In operation 31/03/03
ATR42-300	1	-	2	3	-
Canadair Jet 100	2	12	7	21	21
Canadair Jet 700	-	8	-	8	8
F100-100	1	-	7	8	8
Total	**4**	**20**	**16**	**40**	**37**

CITY JET

Aircraft	Owned	Finance lease	Operating lease	TOTAL 31/03/03	In operation 31/03/03
BAE146-200	1	-	11	12	12
Total	**1**		**11**	**12**	**12**

REGIONAL

Aircraft	Owned	Finance lease	Operating lease	TOTAL 31/03/03	In operation 31/03/03
BEECH1900	7	2	-	9	-
EMB120-ER	-	6	10	16	16
EMB135-ER	-	5	4	9	9
EMB145-EU/MP	1	7	17	25	25
F100-100	-	-	5	5	5
SAAB 2000	-	-	8	8	7
Total	**8**	**20**	**44**	**72**	**62**
Total Regional	**13**	**40**	**71**	**124**	**111**
TOTAL AIR FRANCE GROUP	**141**	**70**	**170**	**381**	**360**

82-5050

Air France Group

FINANCIAL STATEMENTS

Air France Group

Consolidated income statement

In EUR millions

Year ended March 31,	Notes	2003	2002	2001
Operating revenues	4	**12,687**	**12,528**	**12,280**
External expenses	5	(7,174)	(7,466)	(7,490)
Salaries and related costs	6	(3,856)	(3,738)	(3,436)
Taxes other than income tax		(187)	(163)	(154)
Gross operating result		**1,470**	**1,161**	**1,200**
Charge to depreciation/amortization, net	7	(1,195)	(972)	(915)
Charge to operating provisions, net	7	(115)	(39)	62
Gain on disposal of flight equipment, net		30	78	88
Other operating income and charges, net	8	2	7	8
Operating income		**192**	**235**	**443**
Restructuring costs	9	(13)	(11)	(5)
Net financial charges	10	(85)	(112)	(137)
Gains on disposals of subsidiaries and affiliates, net	11	4	24	96
Pre-tax income (loss)		**98**	**136**	**397**
Share in net income of equity affiliates	16.1	29	31	45
Amortization of goodwill	14	(16)	(16)	(62)
Income (loss) before income tax and minority interests		**111**	**151**	**380**
Income tax	12	13	5	45
Income (loss) before minority interests		**124**	**156**	**425**
Minority interests		(4)	(3)	(4)
NET INCOME (LOSS)		**120**	**153**	**421**
Earnings (loss) per issued share		0.55	0.69	1.91
Earnings (loss) per share	13			
- basic		0.55	0.70	1.93
- diluted		0.55	0.70	1.93

Air France Group

Consolidated balance sheet

In EUR millions

ASSETS at March 31,	Notes	2003	2002	2001
Consolidation goodwill	14	112	125	133
Intangible fixed assets	14	171	190	206
Flight equipment	15	7,284	7,446	7,269
Other property and equipment	15	878	847	757
Investments in equity affiliates	16.1	316	303	276
Other investments	16	260	237	267
Total		**9,021**	**9,148**	**8,908**
Inventory	17	220	266	227
Trade receivable	18	1,432	1,495	1,549
Income tax receivable	19	111	80	66
Other accounts receivable	18	592	712	549
Marketable securities	20	1,039	1,408	942
Cash		193	255	216
Total current assets		**3,587**	**4,216**	**3,549**
Total assets		**12,608**	**13,364**	**12,457**

Air France Group

Consolidated balance sheet (continued)

In EUR millions

LIABILITIES AND STOKHOLDERS' EQUITY at March 31,	Notes	2003	2002	2001
Common stock	21.1	1,868	1,868	1,868
Additional paid-in capital	21.5	261	261	261
Retained earnings (accumulated deficit)	21.6	1,862	1,813	1,723
Cumulative translation adjustment		3	19	22
Stockholders' equity		**3,994**	**3,961**	**3,874**
Minority interests		33	29	25
Stockholders' equity and minority interests		**4,027**	**3,990**	**3,899**
Provisions for liabilities and charges	22	1,095	937	994
Short and long-term debt and capital leases	23	4,147	4,616	4,073
Trade payables		1,375	1,525	1,557
Income tax liability	24	5	22	19
Advance ticket sales		901	1,024	872
Other payables	25	1,058	1,250	1,043
Total liabilities		**8,581**	**9,374**	**8,558**
Total liabilities and stockholders' equity		**12,608**	**13,364**	**12,457**

Air France Group

Statement of movements in stockholders' equity

In EUR millions

Before allocation of income	Number of shares comprising common stock	Common stock	Add'l paid-in capital	Réserves	Treasury stock	Translation differences	Stockholders' equity	Minority interests	Stockholders' equity and minority interests
March 31, 2000	219,780,887	1,809	262	1,395	-	19	3,485	22	3,507
Translation of common stock into euro		59		(59)			-		-
Dividends paid				(34)			(34)		(34)
Offset of stock issue costs			(1)				(1)		(1)
Translation differences						3	3	-	3
Current year net income (loss)				421			421	4	425
Changes in scope of consolidation							-	(1)	(1)
March 31, 2001	219,780,887	1,868	261	1,723	-	22	3,874	25	3,899
Dividends paid				(61)			(61)	(5)	(66)
Merger				(2)			(2)		(2)
Translation differences						(3)	(3)	-	(3)
Current year net income (loss)				153			153	3	156
Changes in scope of consolidation							-	6	6
March 31, 2002	219,780,887	1,868	261	1,813	-	19	3,961	29	3,990
Dividends paid				(28)			(28)	(2)	(30)
Treasury stock					(25)		(25)		(25)
Impact of changes in accounting policies				(18)			(18)		(18)
Translation differences						(16)	(16)	(1)	(17)
Current year net income (loss)				120			120	4	124
Changes in scope of consolidation							-	3	3
March 31, 2003	219,780,887	1,868	261	1,887	(25)	3	3,994	33	4,027
Proposed dividends				17			17		17

Air France Group

Consolidated statement of cash flows

In EUR millions

Year ended March 31,	Notes	2003	2002	2001
Cash flows from operating activities		**1,115**	**1,017**	**1,179**
Gross operating result		1,470	1,161	1,200
Other income (expenses) received (paid)		(50)	(62)	(7)
Foreign exchange gains (losses)		(9)	(5)	(49)
Operating cash flows		**1,411**	**1,094**	**1,144**
Changes in working capital		(150)	97	232
Restructuring expenditure		(12)	(15)	(60)
Interest paid		(189)	(213)	(238)
Interest received		58	61	103
Income tax paid (received)		(3)	(7)	(2)
Cash flows from investing activities		**(1,074)**	**(955)**	**(1,607)**
Acquisitions of subsidiaries and affiliates	30.2	(46)	(27)	(161)
Purchase of tangible and intangible fixed assets		(1,410)	(1,448)	(1,882)
Disposals of subsidiaries and affiliates		8	59	117
Proceeds on disposal of tangible and intangible assets		357	454	285
Dividends received		17	7	34
Cash flows from financing activities		**(415)**	**675**	**399**
Issuance of common stock		5	1	-
New debts		834	884	387
Repayments of debts		(745)	(168)	(655)
Repayments of capital lease obligations		(508)	(157)	(124)
Net decrease (increase) in loans		(29)	(20)	(66)
Net decrease (increase) in short-term investments		62	201	895
Dividends paid		(34)	(66)	(38)
Translation differences		**(1)**	**-**	**-**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		**(375)**	**737**	**(29)**
Opening cash and cash equivalents	30.1	1,047	310	339
Closing cash and cash equivalents	30.1	672	1,047	310

NOTES TO THE FINANCIAL STATEMENTS

Air France Group

1. ACCOUNTING POLICIES

The consolidated financial statements of the Group are prepared in accordance with French accounting regulations applicable for the year ended March 31, 2003.

1.1. Consolidation principles

Significant companies under the Group's exclusive control are fully consolidated.

Significant companies jointly controlled by a limited number of parties including the Group are proportionally consolidated.

Significant companies over which the Group has significant influence in terms of management and finance policy are accounted for under the equity method ; significant influence in this case is deemed to exist where the Group holds 20% or more of voting rights.

Companies which meet the criteria highlighted above, but which are unlikely to be held for any significant length of time, are not consolidated. Companies in liquidation and/or located in countries from which fund transfers are not possible towards the parent company are also excluded from the scope of consolidation. The Group's investment in such companies is stated at cost, net of any impairment provision where appropriate.

Affiliates over which the Group no longer has significant influence are deconsolidated at the lower of their equity value at the date of removal from the scope of consolidation and their fair value to the Group.

All intercompany transactions, including significant asset and liability transfers between fully-consolidated companies, are eliminated. The same treatment applies to internal Group items such as dividends and capital gains. Gains and losses on internal transfers between equity affiliates are eliminated up to the effective percentage interest of the Group in such affiliates.

The consolidated income statement includes the income statements of all companies acquired during the year from the date of the acquisition. It also includes the income statements of companies disposed of during the year up to the date of disposal.

1.2. Conversion of financial statements of foreign operations

The financial statements of foreign entities, the activities of which are not an integral part of those of the reporting enterprise, are translated into Euros on the following basis:

- the balance sheet is translated using the exchange rate prevailing at year-end,
- the income statement is translated at the average exchange rate for the year,
- translation differences resulting from differences between the opening and closing exchange rates, as well as between the closing rate and the average exchange rate for the year, are recorded as Translation differences within Consolidated stockholders' equity.

The financial statements of foreign operations, the activities of which are an integral part of the reporting enterprise, are translated into Euros at historical rates of exchange.

1.3. Translation of foreign currency transactions

Foreign currency transactions are translated at the exchange rate prevailing on the date of the transaction or at the hedging rate.

Assets and liabilities denominated in foreign currencies are translated at the year-end rate or, where applicable, at the hedging rate. All corresponding differences are reflected in the income statement.

Air France Group

1.4. Exchange rate and interest rate financial instruments

The Group uses a number of financial instruments to limit its exposure to interest and exchange rate risks. These instruments are traded on organized markets or on an over-the-counter basis with first-class counterparties.

Gains and losses arising on financial instruments used for hedging purposes are recognized in symmetrical fashion to the items hedged.

Financial instruments used to hedge future transactions are certain or likely to materialize are considered hedging instruments.

1.5. Operating revenues

For air transportation transactions, revenues are recognized as and when transportation is completed. Transportation is also the trigger for the recognition of external charges such as commissions paid over to agents.

Upon issue, both passenger and cargo tickets are recorded as liabilities under "Advance tickets sales".

Revenues representing the value of tickets that have been issued, but which will never be used, are recognized as operating income on a statistical basis that is regularly updated and prudently assessed.

1.6. «Frequent flyer» program

A «frequent flyer» loyalty program (Fréquence Plus) enables members to accumulate air miles when traveling on Air France flights.

These air miles entitle members to a variety of benefits such as free Air France flights.

Air miles are deducted from revenues as and when acquired by members.

The value of air miles is estimated on the basis of the specific terms and conditions of use for free tickets. This estimate takes into consideration the marginal cost of the passenger concerned (catering, fuel, ticket administration and issue costs, etc.) and the revenues normally generated by the flight in question based on the likelihood of free seats being booked by paying passengers.

1.7. Information by activity and geographical area

The Group's activity involves three sectors: scheduled passenger, cargo and aircraft maintenance.

The Group has defined six discrete geographical sectors, in which revenues are broken down on the basis of origin of sale and destination.

- Origin of sale:
  Revenues from air transport operations are broken down by geographical area, based on ticket issuing locations.
  Where a third party is responsible for issuance of the ticket, revenues are allocated to the appropriate location of the issuing airline.
- Destination:
  Revenues for air transport operations are broken down on the basis of the following:
  - Non-stop flights: revenues are allocated to the geographical network to which the route belongs.
  - Stop-over flights: revenues are split between the various sections of the route in accordance with IATA standards (based on a weighting of passenger-kilometers).

The Group's fixed assets chiefly consist of flight equipment located in France.

Air France Group

1.8. Calculation of earnings per share

Basic earnings per share (before dilution) is obtained by dividing attributable net income for the year by the average number of shares outstanding during the year. The average number of shares outstanding during the current and prior years does not include treasury stock and is adjusted retrospectively in respect of bonus share issues or discount share issues.

1.9. Distinction between net income on ordinary activities and extraordinary items

Net income on ordinary activities includes all income and expenses arising within the Group's ordinary activities, whether such income and expenses are recurring or non-recurring. Unusual items defined as non-recurring income and expenses by virtue of their incidence, nature and amount (such as restructuring costs) are recorded within Net income on ordinary activities.

The definition of extraordinary items is restricted narrowly to unusual income and expenses of major significance.

1.10. Consolidated goodwill

Amounts of goodwill are amortized on a straight-line basis over periods determined in each case but which do not exceed 20 years.

1.11. Other intangible fixed assets

The goodwill purchased upon the acquisition by Compagnie nationale Air France of UTA in 1990 is being amortized on a straight-line basis over a period of 20 years.

Software and licenses are amortized on a straight-line basis over periods of between one and four years.

1.12. Tangible fixed assets

Tangible fixed assets are stated at historical cost of acquisition or manufacture.

From April 1, 1997, interest incurred in connection with the financing of capital expenditure during the period prior to commissioning is capitalized within the overall cost of the asset concerned. The interest rate adopted is the average interest rate for debts outstanding at the end of the year in question unless capital expenditure or advance payments are themselves funded by specific loans.

Leased assets are capitalized where the terms and conditions of the leases in question are such that the transaction qualifies as a capital or finance lease. They are thus recorded in the balance sheet at historical cost. Obligations arising under the lease are recorded as liabilities in the balance sheet.

Maintenance costs are expensed, with the exception of those which extend the useful life of the asset or increase its overall value, and which are, as a result, capitalized (maintenance on airframes and engines excluding parts with limited useful lives).

A) Flight equipment

Flight equipment is acquired in foreign currency and translated at prevailing exchange rates or hedging rates where a hedging instrument has been used. Manufacturers' discounts are deducted from the value of the asset in question.

Aircraft are depreciated using the straight-line method over their average estimated useful life.

From April 1, 1997, this useful life has been fixed at 18 years, with a residual value of 10% of original cost. Aircraft fixtures and fittings acquired from April 1, 1997 are separated from the total acquisition cost of the aircraft and depreciated using the straight-line method over a period of five years, corresponding to their average useful lives.

Fixtures and fittings acquired prior to April 1, 1997 are depreciated over the same period as the aircraft to which they relate.

As from April 1, 2002, airframe and engine potential (excluding parts with limited useful lives) is separated from the acquisition cost of the aircraft and amortized until the next scheduled maintenance operation (approach by component).

The costs of maintenance operations (airframes and engines excluding parts with limited useful lives) performed according to specifications and schedules defined by manufacturers and government authorities are capitalized and amortized over the period separating two maintenance operations.

Spare parts are recorded as fixed assets. Useful lives vary from 3 to 18 years depending on the technical characteristics of each. Furthermore, depending on estimated use, a provision is raised to limit assets to their estimated realizable value.

B) Other property and equipment

Other property, plant and equipment is depreciated using the straight-line method over its estimated useful life as follows:

Buildings	30 years
Fixtures and fittings	8 to 15 years
Equipment and tooling	5 to 15 years
Flight simulators	10 to 20 years

1.13. Investments

Investments in non-consolidated companies and other long-term equity investments are stated in the balance sheet at cost net of provisions for impairment in value. A provision for impairment is recorded where the fair value at the reporting date is lower than acquisition cost.
The fair value of investments corresponds to the utility value to the Group. This value is determined based on the Group's share of net equity (subject to fair value adjustments), profitability forecasts and, for listed companies, changes in stock prices, where these are significant.
Other financial assets are valued at the lower of cost and redemption value.

1.14. Inventories

Inventories are stated at the lower of cost or net realizable value.

Cost represents acquisition cost or manufacturing cost, the latter including direct and indirect production costs incurred under normal operating conditions.

Cost is calculated on a weighted average basis. A provision is recorded based on respective inventory ages.

1.15. Marketable securities

Marketable securities are stated in the balance sheet at the lower of cost or market value. For listed securities, market value is determined using the stock market price at year-end.

Bonds are recorded upon acquisition at nominal value, adjusted for any issue premium or discount. Accrued interest receivable is also recorded under this heading.

Investments in mutual funds ("SICAVs") are recorded at acquisition cost excluding any entrance charges. Thereafter, they are stated at net realizable value as of the reporting date. If net asset value is lower than acquisition cost, a provision is raised.

Negotiable debt securities (deposit certificates and bonds from financial companies) are recorded at acquisition cost. Interest income is recognized on a time-apportioned basis.

1.16. Treasury stock

The acquisition cost of interests in the common stock of the parent company held other than temporarily by consolidated companies is deducted from consolidated stockholders' equity. Gains and losses on disposal of such securities are taken to consolidated reserves.

Air France Group

1.17. Retirement benefit and similar obligations

The Group's obligations in respect of defined benefit pension schemes and lump -sum termination payments on retirement are calculated using the projected credit method, taking into consideration specific economic conditions prevailing in the various countries concerned. These obligations are covered either by pension and/or insurance plan assets or by way of a balance sheet provision as and when required.

The valuation methods comply with the provisions of IAS 19.

Gains and losses resulting from changes in actuarial assumptions are not recognized when less than 10% of the greater of the value of the commitment or the value of the plan assets. The portion which exceeds 10% is spread over the residual working life of the employees.

1.18. Provisions for restitution for aircraft under operating leases

Provisions are recognized for the restitution costs relating to airframes and engines under operating leases.

1.19. Equity and debt issuance costs - redemption premiums

Debt issuance costs are spread over the term of the debts on a constant rate of return basis. Common stock issuance and merger costs are deducted from additional paid-in capital.

Debts are recorded at redemption value. Redemption and issue premiums are recorded under debts in the balance sheet and charged to income under Net financial items over the term of the debts.

1.20. Deferred tax

The Group records deferred tax in accordance with the liability method for all timing differences between the tax and book values of assets and liabilities shown in the consolidated balance sheet, with the exception of consolidation goodwill and UTA purchased goodwill.

Net deferred tax balances are determined on the basis of each entity's tax position.

Net deferred tax assets relating to timing differences and carry forward losses are only recognized to the extent that the tax entity is likely to generate sufficient taxable income in the future to absorb such carry-forward losses or timing differences.

No tax is provided on the undistributed reserves of consolidated entities unless a distribution is expected in the short term or the Group has no control over the distribution of reserves.

1.21. Cash flow

Cash and cash equivalents include cash, short-term deposits and bank overdrafts initially established for less than three months and without risk as to major changes in value.

2. CHANGES IN ACCOUNTIG METHODS

Adoption of the approach by component for the recognition of maintenance operations on airframes and engines.

Until March 31, 2002, a provision for maintenance was recorded in respect of the major airframe inspections. Engine maintenance, including the change of parts with limited useful lives, was recorded as expenses.

In accordance with the CNC statements of July 25, 2002 and January 15, 2003 following the CRC regulation on liabilities applicable to fiscal years as from January 1, 2002, and the regulation on the depreciation, amortization and write-down of assets applicable to fiscal years as from January 1, 2003, the Group (Air France and its air transport subsidiaries) decided to adopt an approach by component in its consolidated financial statements for the recognition of maintenance operations on airframes and engines (excluding parts with limited useful lives) under full ownership and operating leases. This also resulted in the recognition of provisions for restitution for aircraft and engines under operating leases. Consequently, no provision for engine maintenance was recorded as of March 31, 2003 and the provision recognized as of March 31, 2002 was reversed to Retained earnings. The

approach by component will consist of capitalizing maintenance costs and amortizing them over the period separating two maintenance operations. The retrospectively assessed impact of this change in method was recorded in Retaining earnings at the beginning of the period. The impact of this change in method resulted in a decrease after tax in opening stockholders' equity as of April 1, 2002 of EUR 18 million and an increase after tax in net income for the period of EUR 13 million.

3. CHANGES IN THE SCOPE OF CONSOLIDATION

As of March 31, 2003, the Group comprised 60 companies, of which 43 are fully consolidated, 1 proportionally consolidated and 16 are equity affiliates. The list of companies within the scope of consolidation is shown in note 32.

Five companies acquired or created during the half-year were consolidated for the first time: Société Nouvelle Air Ivoire, which has been operating since April, its parent company, All Africa Airways, three new subsidiaries of Servair (Aerosur specializing in airport security, catering company Mali Catering and in flight sales company Logair).

The acquisition of Reenton Development Ltd., an industrial maintenance firm in Shanghai, generated goodwill of EUR 0.4 million.

In addition, the impact of the first-time consolidation of Air France Services Ltd., a ground handling agent at London Heathrow, was immaterial on net income for the period.

The universal transfer of assets from Société d'Exploitation Aéropostale to Air France on April 1, 2002 had no impact on the Group's financial statements.

4. INFORMATION BY ACTIVITY AND GEOGRAPHICAL AREA

4.1 - Information by sector of activity

In EUR millions

Year ended March 31,	2003			2002		
	Operating revenues	Operating income	Property and equipment	Operating revenues	Operating income	Property and equipment
Passenger	10,527	101	6,978	10,378	128	7,260
Cargo	1,479	48	508	1,448	5	279
Maintenance	540	67	580	548	26	659
Others	141	(24)	96	154	76	95
Total	**12,687**	**192**	**8,162**	**12,528**	**235**	**8,293**

4.2 - Analysis of operating revenues by geographical area of sale

In EUR millions

	France Metropolitan		Caribbean French Guiana Indian Ocean		Europe North Africa		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
Year ended March 31, 2003													
Scheduled passenger	4,596	(47.3%)	340	(3.5%)	2,093	(21.5%)	598	(6.2%)	1,329	(13.7%)	757	(7.8%)	9,713
Other passenger revenues	451	(55.4%)	26	(3.2%)	196	(24.1%)	39	(4.8%)	63	(7.7%)	39	(4.8%)	814
Total passenger	**5,047**	(47.9%)	**366**	(3.5%)	**2,289**	(21.7%)	**637**	(6.1%)	**1,392**	(13.2%)	**796**	(7.6%)	**10,527**
Cargo	368	(28.0%)	45	(3.4%)	319	(24.3%)	97	(7.4%)	141	(10.7%)	344	(26.2%)	1,314
Other cargo revenues	47	(28.4%)	10	(6.1%)	45	(27.3%)	9	(5.5%)	34	(20.6%)	20	(12.1%)	165
Total cargo	**415**	(28.1%)	**55**	(3.7%)	**364**	(24.6%)	**106**	(7.2%)	**175**	(11.8%)	**364**	(24.6%)	**1,479**
Maintenance	533	(98.7%)	-	(0.0%)	-	0	-	0	-	0	7	0	540
Others	122	(86.5%)	18	(12.8%)	-	0	1	0	-	0	-	0	141
Total	**6,117**	(48.1%)	**439**	(3.5%)	**2,653**	(20.9%)	**744**	(5.9%)	**1,567**	(12.4%)	**1,167**	(9.2%)	**12,687**
Year ended March 31, 2002													
Scheduled passenger	4,524	(47.7%)	317	(3.3%)	2,014	(21.2%)	539	(5.7%)	1,336	(14.1%)	761	(8.0%)	9,491
Other passenger revenues	592	(66.7%)	25	(2.8%)	139	(15.7%)	34	(3.8%)	61	(6.9%)	36	(4.1%)	887
Total passenger	**5,116**	(49.3%)	**342**	(3.3%)	**2,153**	(20.7%)	**573**	(5.5%)	**1,397**	(13.5%)	**797**	(7.7%)	**10,378**
Cargo	354	(28.2%)	40	(3.2%)	306	(24.3%)	83	(6.6%)	178	(14.2%)	296	(23.5%)	1,257
Other cargo revenues	132	(69.1%)	5	(2.6%)	19	(10.0%)	4	(2.1%)	22	(11.5%)	9	(4.7%)	191
Total cargo	**486**	(33.6%)	**45**	(3.1%)	**325**	(22.4%)	**87**	(6.0%)	**200**	(13.8%)	**305**	(21.1%)	**1,448**
Maintenance	548	(100.0%)	-	(0.0%)	-	0	-	0	-	0	-	0	548
Others	136	(88.3%)	18	(11.7%)	-	0	-	0	-	0	-	0	154
Total	**6,286**	(50.2%)	**405**	(3.2%)	**2,478**	(19.8%)	**660**	(5.3%)	**1,597**	(12.7%)	**1,102**	(8.8%)	**12,528**

Due to the change in activity and foreign currency fluctuations, the total percentage of operating revenues from the domestic market dropped from 50.2% to 48.1%.

4.3 - Analysis of traffic revenues by geographical area of destination

In EUR millions

	France Metropolitan		Caribbean French Guiana Indian Ocean		Europe North Africa		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
Year ended March 31, 2003													
Scheduled passenger	1,914	(19.7%)	994	(10.2%)	2,567	(26.5%)	1,098	(11.3%)	1,966	(20.2%)	1,174	(12.1%)	9,713
Cargo	31	(2.4%)	154	(11.7%)	110	(8.4%)	157	(11.9%)	386	(29.4%)	476	(36.2%)	1,314
Total	**1,945**	(17.6%)	**1,148**	(10.4%)	**2,677**	(24.3%)	**1,255**	(11.4%)	**2,352**	(21.3%)	**1,650**	(15.0%)	**11,027**
Year ended March 31, 2002													
Scheduled passenger	2,026	(21.3%)	918	(9.7%)	2,558	(26.9%)	975	(10.3%)	1,894	(20.0%)	1,120	(11.8%)	9,491
Cargo	94	(7.5%)	145	(11.5%)	33	(2.6%)	138	(11.0%)	409	(32.5%)	438	(34.9%)	1,257
Total	**2,120**	(19.7%)	**1,063**	(9.9%)	**2,591**	(24.1%)	**1,113**	(10.4%)	**2,303**	(21.4%)	**1,558**	(14.5%)	**10,748**
Evolution		(2.1)		0.5		0.2		1.0		(0.1)		0.5	

Air transport operating revenues break down as follows:

. A substantial decrease in the percentage of operating revenues from the domestic market (17.6% instead of 19.7%) due to the worsening economic climate and the increased competition in the Passenger activity;

Air France Group

. Operating revenues from European destinations were virtually stable (24.3%, up 0.2 points);
. The percentage of operating revenues from Asia (15.0%) increased by 0.5 points (mainly in the Cargo activity), as did the percentage from the Caribbean-Indian Ocean destinations (10.4%);
. The African and Middle East destinations generated the most significant revenue increases (11.4%; up 1 point).

5. EXTERNAL EXPENSES

In EUR millions

Year ended March 31,	2003	2002	Variation
Aircraft fuel	1,369	1,443	-5.1%
Chartering costs	415	639	-35.1%
Aircraft operating lease costs	522	489	6.7%
Landing fees and en route charges	934	882	5.9%
Catering	319	329	-3.0%
Handling charges and other operating costs	768	747	2.8%
Aircraft maintenance costs	477 [1]	652	-26.8% [1]
Commercial and distribution costs	1,157	1,133	2.1%
Other external expenses	1,213	1,152	5.3%
Total	**7,174** [2]	**7,466**	**-3.9%** [2]

[1] EUR 668 million (up 2.4%) before the change in method.
[2] EUR 7,365 million (down 1.4%) before the change in method.

This decline, excluding the impact of the change in method, was mainly attributable to the following items:
- Aircraft fuel expenses dropped by 5.1% because of a relatively steady consumption rate, a favorable 9.7% US dollar effect and, finally, a 4.9% increase in purchase prices after hedging,
- Chartering costs sharply declined by EUR 124 million (35.1%), primarily because of the transition to "free flow" with Delta for the North Atlantic, and also due to the decrease in occasional scheduled charters, resulting from improved operating conditions (greater regularity and frequency) and less recourse to subcontracting.

Conversely, the main increases were as follows:
- Aircraft operating lease costs increased by 6.7% due to the Group's focus on the greater use of leasing arrangements following the events of September 11,
- The rise in landing fees and en route charges (5.9%) was due to the substantial increases approved by air traffic control organizations and airport authorities in April 2002 and January 2003,
- Other expenses increased by 5.3% on account of the very sharp rise in insurance and safety costs (by around 80%).

Air France Group

6. SALARIES AND NUMBER OF EMPLOYEES

6.1 - Salaries and related costs

In EUR millions

Year ended March 31,	2003	2002	Variation
By cost category			
Wages and salaries	2,815	2,748	2.4%
Pension contributions	236	240	-1.7%
Social security contributions	805	750	7.3%
Total	**3,856** (1)	**3,738**	**3.2%** (1)
By geographical area			
France	3,583	3,464	3.4%
Overseas territories	17	22	-22.7%
Abroad	256	252	1.6%
Total	**3,856** (1)	**3,738**	**3.2%** (1)

(1) EUR 3,919 million (up 4.8%) before the change in method.

The 4.8% increase in personnel costs (before the change in method) was mainly due to the following changes:
- A 0.3% increase in scope due to the consolidation of subsidiaries, previously not consolidated on account of their size, and the entry of 5 new companies into the Group structure,
- A 1.2% increase in the number of employees, on a constant Group structure basis, mainly in the subsidiaries.

6.2 - Average number of employees

Year ended March 31,	2003	2002	Variation (1)
Total	**71,525**	**70,101**	**2.0%**
Fligth deck crew	4,929	4,875	1.1%
Cabin crew	12,938	12,882	0.4%
- of which employed in France	*12,590*	*12,550*	*0.3%*
- of which employed in Oversea territories and abroad	*348*	*332*	*4.8%*
Groundstaff	53,658	52,344	2.5%
- of which employed in France	*47,006*	*46,356*	*1.4%*
- of which employed in Oversea territories and abroad	*6,652*	*5,988*	*11.1%*
Management	8,980	8,619	4.2%
Supervisors	20,217	19,384	4.3%
Other staff	24,461	24,341	0.5%
Pilots and cabin crew	16,910	16,828	0.5%
Instructors	644	608	5.9%
Management	313	321	-2.5%

(1) +1.2% with a constant group structure

The above number of employees is calculated on a weighted average basis based on actual paid presence.
On a constant Group structure basis, the number of employees rose by 1.2%. After the consolidation of subsidiaries, previously not consolidated on account of their size, and the consolidation of 5 new companies, the increase amounts to 2.0%.

Air France Group

The increase in the number of parent company employees was, as expected, very limited (0.6% for a 2.7% increase in activity measured in available seat-kilometers).

6.3 - Compensation paid to members of the board of directors and executive committee

The compensation of the Executive Committee consists of direct and indirect remuneration paid by Group companies. For the year ended March 31, 2003, such compensation totaled EUR 3.4 million covering 14 people present during 12 months (EUR 3.4 million for the year ended March 31, 2002 covering 14 people present during 12 months and 1 during 9 months).

The members of the Board of Directors do not receive any fees for their duties as directors.

7. DEPRECIATION AND AMORTIZATION

In EUR millions

Year ended March 31,	2003	2002	Variation
Net charge to depreciation/amortization	*1,195* [1]	*972*	*22.9%* [1]
- Intangible fixed assets	37	35	5.7%
- Flight equipment	1,017 [2]	802	26.8% [2]
- Other property, plánt and equipment	141	135	4.4%
Net charge to operating provisions	*115* [3]	*39*	*N.S*
- Fixed assets	57 [4]	2	N.S
- Inventories	(9)	11	N.S
- Trade receivable	5	37	N.S
- Liabilities and charges	62	(11)	N.S
Total	**1,310** [5]	**1,011**	**29.6%** [5]

[1] EUR 986 million (up 1.4%) before the change in method.
[2] EUR 808 million (up 0.7%) before the change in method.
[3] Of which EUR 59 million relating to the retirement of Concorde
[4] EUR 36 million before the change in method.
[5] EUR 1,021 million (up 1%) before the change in method and Concorde provisions.

8. OTHER INCOME AND CHARGES, NET

Other operating income and charges include gains from the joint operation of passenger and cargo lines in the amount of EUR 5 million (compared with a loss of EUR 16 million for 2001/02), EUR 8 million in software fees for 2002/03 (EUR 14 million for the previous year), and income from the sale of land for EUR 5 million.
For the 2001/02 financial year, this heading included compensation in the amount of EUR 28 million for the operating loss related to the closing of US air space following the events of September 11.

9. RESTRUCTURING COSTS

Restructuring costs (EUR 13 million) mainly correspond to the closing of the Noumia cabin crew base, following Air France's cessation of the lines between New Caledonia and Japan.

For the previous year, these costs involved the cessation of Société d'Exploitation Aéropostale fleet operations (EUR 6 million) and the Régional CAE staff mobility plan (EUR 4 million).

10. NET FINANCIAL CHARGES

In EUR millions

Year ended March 31,	2003	2002	Variation
Financial expenses	*(161)*	*(168)*	*-4.2%*
- Loan interest	(108)	(103)	4.9%
- Lease interest	(72)	(90) [1]	-20.0%
- Capitalized interest	25	33	-24.2%
- Other financial expenses	(6)	(8)	-25.0%
Financial income	*50*	*57*	*-12.3%*
- Interest on securities	23	29	-20.7%
- Net gains on securities	15	15	0.0%
- Other financial income	12	13 [1]	-7.7%
Net charges	**(111)**	**(111)**	**0.0%**
Foreign exchange losses, net	*62*	*(7)*	*N.S*
Net (charge) release to provisions	*(36)*	*6*	*N.S*
Total	**(85)**	**(112)**	**-24.1%**

[1] After offsetting EUR 12 million in financial income generated by finance lease deposits previously recorded in other financial income.

The net charge to financial provisions amounting to EUR 36 million (compared to a net write-back of EUR 6 million during the period ended March 31, 2002) mainly comprised a EUR 5.5 million charge relating to our interest in Cordiem, due to the liquidation of this e-portal for buyers. Based in Arlington, Virginia, Cordiem was created by a certain number of major European and US companies. Similarly, considering the average Air France share price in March 2003, a EUR 23 million provision charge was recognized in the financial statements to take into account the decrease in the average purchase prices of these shares held by Air France in respect of pilot call options.

The interest rate used in the calculation of capitalized interest for the year ended March 31, 2003 was 5.51% (6.49% for the year ended March 31, 2002).

Foreign exchange losses for the period include an unrealized net gains of EUR 71 million (against a net losses of EUR 2 million for the year ended March 31, 2002).

"Other financial income" includes dividends received from non consolidated companies in the amount of EUR 3 million for the year ended March 31, 2003 (compared with EUR 3 million for the year ended March 31, 2002).

11. DISPOSALS OF SUBSIDIARIES AND AFFILIATES

Disposals of subsidiaries and affiliates essentially involved the sale of SITA Telecom shares held by Air France for a profit of EUR 4 million.

During the period ended March le 31, 2002, the group had sold the France Telecom shares received in exchange for its interest in Equant N.V, resulting in a profit of EUR 23 million.

12. INCOME TAX

The Company opted for Group tax consolidation as of April 1, 2002. The scope of consolidation mainly includes Air France, Air France Finance and French regional airline companies.

12.1 - Analysis of the income tax charge

In EUR millions

Year ended March 31,	2003	2002
Current tax charge	(9)	(5)
Deferred tax credit (charge)	22	10
Total tax credit (charge)	**13**	**5**

The current tax charge relates to amounts paid or payable in the short term to the tax authorities in respect of the current year, in accordance with the regulations prevailing in various countries and any applicable treaties.

12.2 - Effective tax rate

The difference between the standard rate of tax in France and the effective rate incurred breaks down as follows:

In EUR millions

Year ended March 31,	2003	2002
Net income (loss)	**120**	**153**
Minority interests	4	3
Amortization of goodwill	16	16
Share in net income of equity affiliates	(29)	(31)
Income tax	(13)	(5)
Taxable income - current rate	***98***	***136***
Current rate of tax	35.43%	35.43%
Theorical tax	**(35)**	**(48)**
Permanent differences	(4)	(2)
Income taxed at non-current tax rates	4	(4)
Impact of unrecognized tax asset reductions	45	93
Unrecognized tax assets	-	(32)
Differences in France / foreign tax rates	3	(1)
Other	-	(1)
Consolidated tax charge	**13**	**5**
Effective tax rate	**13.27%**	**3.68%**

Air France Group

12.3 - Deferred tax recorded on balance sheet

In EUR millions

Year ended March 31,	2003	2002
Tax losses	243	132
Long-term capital losses	10	9
Pension provisions	198	196
Deferred charges	(53)	(47)
Capital gains on intra-group disposals	35	9
Tax-driven provisions	(388)	(350)
Difference between the tax bases and consolidated values of fixed assets	44	102
Other	17	23
Net deferred tax liabilities (note 24)	**106**	**74**
Tax losses	-	-
Long-term capital losses	-	-
Pension provisions	-	-
Deferred charges	-	-
Capital gains on intra-group disposals	-	-
Tax-driven provisions	-	3
Difference between the tax bases and consolidated values of fixed assets	-	3
Other	-	16
Net deferred tax assets (note 19)	**-**	**22**

Net tax assets are restricted according to the capacity of each tax entity to recover its assets in the near future.

12.4 - Unrecorded tax assets

Unrecorded tax assets relating to timing differences and carry forwards may be carried forward as follows:

Tax bases in EUR millions

As of March 31,	2003	2002
Net timing differences - (liabilities) assets	**5**	**(193)**
Timing differences - assets		
- pension provisions	4	576
- restructuring provisions	-	4
- Other non-deductible provisions	1	34
Timing differences - liabilities		
- amortization/depreciation	-	(1,163)
Other assets (libilities)	-	356
Set-off of tax losses	-	227
Remainder of taxable timing differences	**5**	**34**
Carryforward tax losses for utilization	**211**	**236**
Y+1 - Y+3	127	16
Y+4 - Y+5	84	220
6 years and beyond		
Losses for carryforward indefinitely	**50**	**528**
Total at standard rate	**266**	**571**
Reduced rate tax credits	**4**	**3**

These unrecorded tax assets represent future tax savings.

13. EARNINGS PER SHARE

In number of shares

Year ended March 31,	2003	2002
Weighted average of :		
- Ordinary shares issued	219,780,887	219,780,887
- treasury stock held regarding stock option plan	(1,249,464)	(1,249,464)
- treasury stock held to regulate stock market price	(1,262,371)	(843,346)
Number of shares used in the calculation of basic earnings per share	217,269,052	217,688,077
Number of shares used in the calculation of diluted earnings per share	217,269,052	217,688,077

Income used to calculate earnings per share breaks down as follows:

In EUR millions

Year ended March 31,	2003	2002
Income used to calculate basic net eanings per share	120	153
Income used to calculate diluted net eanings per share	120	153

14. CONSOLIDATED GOODWILL AND INTANGIBLE FIXED ASSETS

In EUR millions

As of March 31,	2003			2002		
	Gross	Amortization & depreciation	Net book	Net book value	Amortization & depreciation	Net book value
Purchased goodwill	365	229	136	364	210	154
Consolidation goodwill	216	104	112	213	88	125
Other intangible fixed assets	148	113	35	130	94	36
Total	**729**	**446**	**283**	**707**	**392**	**315**

Consolidated goodwill essentially concerns the regional airlines acquired between March and September 2000 and is amortized over a ten-year period, with accelerated amortization of EUR 47 million for the year ended March 31, 2001.

The movement in consolidated goodwill for EUR 2 million is mainly due to:
- Acquisition of Air Ivoire for EUR 3.1 million
- Upon the acquisition of Reenton in the amount of EUR 1.2 million (of which EUR 0.8 million in goodwill specific to the Reenton group);
- EUR 1.5 million reduction following the payment received for the exercise of a affiliate warranty.

The movement in the net book value of intangible fixed assets are as follows:

In EUR millions

As of March 31,	2003	2002
Opening balance	**315**	**339**
Additions	21	27
Charge to amortization of goodwill	(16)	(16)
Charge to amortization of other intangible fixed assets	(37)	(35)
Disposals	(2)	-
Impact of changes in scope of consolidation	-	1
Exchange fluctuations	-	-
Transfers	2	(1)
Closing balance	**283**	**315**

Air France Group

15. PROPERTY AND EQUIPMENT

In EUR millions

	Flight equipment				Other property and equipment				
	Owned aircraft	Leased aircraft	Other	Total	Land and buildings	Equipment and fittings	Other	Total	TOTAL
Gross value as of March 31, 2002	**7,295**	**2,524**	**1,888**	**11,707**	**1,002**	**567**	**686**	**2,255**	**13,962**
Impact of changes in accounting policies	215	61	(46)	230	-	-	-	-	230
Additions	516	102	549	1,167	27	29	114	170	1,337
Disposals	(773)	(126)	(386)	(1,285)	(6)	(14)	(41)	(61)	(1,346)
Changes in scope of consolidation	-	-	-	-	2	5	7	14	14
Exchange fluctuations	-	-	-	-	-	-	(1)	(1)	(1)
Transfers	535	(332)	(203)	-	24	6	(34)	(4)	(4)
Gross value as of March 31, 2003	**7,788**	**2,229**	**1,802**	**11,819**	**1,049**	**593**	**731**	**2,373**	**14,192**
Accumulated depreciation as of March 31, 2002	**2,984**	**705**	**572**	**4,261**	**554**	**415**	**439**	**5,669**	**0**
Impact of changes in accounting policies	127	75	(34)	168	-	-	-	-	168
Charge to depreciation Concorde	-	-	45	45	-	-	-	-	45
Charge to depreciation	554	158	305	1,017	50	32	59	141	1,158
Releases on disposal	(339)	(233)	(384)	(956)	(5)	(13)	(40)	(58)	(1,014)
Changes in scope of consolidation	-	-	-	-	-	2	4	6	6
Exchange fluctuations	-	-	-	-	-	-	-	-	-
Transfers	14	(14)	-	-	1	(1)	(2)	(2)	(2)
Accumulated depreciation as of March 31, 2003	**3,340**	**691**	**504**	**4,535**	**600**	**435**	**460**	**1,495**	**6,030**
Net book value as of Mach 31, 2003	**4,448**	**1,538**	**1,298**	**7,284**	**449**	**158**	**271**	**878**	**8,162**
Gross value as of March 31, 2001	**7,401**	**2,338**	**1,605**	**11,344**	**931**	**508**	**629**	**2,068**	**13,412**
Additions	342	196	787	1,325	38	43	113	194	1,519
Disposals	(672)	(42)	(249)	(963)	(12)	(14)	(39)	(65)	(1,028)
Changes in scope of consolidation	-	-	-	-	32	11	16	59	59
Exchange fluctuations	-	-	-	-	-	-	-	-	-
Transfers	224	32	(255)	1	13	19	(33)	(1)	-
Gross value as of March 31, 2002	**7,295**	**2,524**	**1,888**	**11,707**	**1,002**	**567**	**686**	**2,255**	**13,962**
Accumulated depreciation as of March 31, 2001	**2,959**	**579**	**537**	**4,075**	**505**	**394**	**412**	**1,311**	**5,386**
Charge to depreciation	367	128	307	802	51	29	55	135	937
Releases on disposal	(339)	(10)	(257)	(606)	(10)	(13)	(34)	(57)	(663)
Changes in scope of consolidation	-	-	-	-	12	7	5	24	24
Exchange fluctuations	-	-	-	-	-	-	-	-	-
Transfers	(3)	8	(15)	(10)	(4)	(2)	1	(5)	(15)
Accumulated depreciation as of March 31, 2002	**2,984**	**705**	**572**	**4,261**	**554**	**415**	**439**	**1,408**	**5,669**
Net book value as of Mach 31, 2002	**4,311**	**1,819**	**1,316**	**7,446**	**448**	**152**	**247**	**847**	**8,293**

The net book value of aircraft acquired subject to a reservation of ownership clause totaled EUR 356 million as of March 31, 2003 (EUR 277 million as of March 31, 2002).

The net book value of other property and equipment financed under capital lease amounts to EUR 78 million as of March 31, 2003 (EUR 82 million as of March 31, 2002).

16. INVESTMENTS

In EUR millions

As of March 31,	2003	2002
Investments in equity affiliates	**316**	**303**
Investments in non-consolidated companies	125	94
Loans and receivables relating to investments	107	96
Other financial assets	98	112
Other investments, gross	**330**	**302**
Provisions for impairment	(70)	(65)
Other investments, net	**260**	**237**
Of which less than one year	*25*	*35*

The movement in this item results from the acquisition of 2% of the capital of Alitalia and the continuing investment in Opodo.

Investments in non-consolidated companies consist of securities which the Company considers of strategic interest and which it intends to hold long-term, but which it does not consider significant, together with equity interests in companies over which the Group does not exercise any significant influence.

Other financial assets chiefly consist of guarantee deposits and loans (i.e. 1% construction contributions, the Company's Central Employee Committee, personnel, etc.).

16.1 - Equity affiliates

The Group share in the net equity and net income of equity affiliates is as follows:

In EUR millions

	AMADEUS GTD	AFPL	ALPHA PLC	OTHERS	TOTAL
As of March 31, 2001	**169**	**31**	**62**	**14**	**276**
Translation adjustments	-	1	(4)	(1)	(4)
Distributions	-	-	(2)	-	(2)
Change in structure	-	-	-	9	9
Net income/(Loss) of entity	*31*	-	*(6)*	*(2)*	23
Ajustments	*3*	*7*	*(2)*	-	*8*
Share in net income of equity affiliates	**34**	**7**	**(8)**	**(2)**	**31**
Transfers	-	(7)	-	-	(7)
As of March 31, 2002	**203**	**32**	**48**	**20**	**303**
Translation adjustments	-	(7)	(5)	(2)	(14)
Distributions	(9)	-	(3)	-	(12)
Change in structure	-	-	0	-	-
Net income/(Loss) of entity	*33*	-	*4*	*(1)*	*36*
Ajustments	*3*	*(10)*	-	*0*	*(7)*
Share in net income of equity affiliates	**36**	**(10)**	**4**	**(1)**	**29**
Transfers	-	10	-	-	10
As of March 31, 2003	**230**	**25**	**44**	**17**	**316**

As of March 31, 2003 and 2002, the ownership structure of the Amadeus Group was as follows: Air France (23.4%), Iberia (18.3%), Lufthansa (18.3%) and the public (40%).

Air France Partnairs Leasing is held 45% by the Group as of March 31, 2003 and 2002. The other stockholders are financial institutions.

Alpha PLC is held 27% by Servair, 31% by institutional investors and 42% by the public.

Air France Group

16.2 - Simplified accounts of equity affiliates

The published accounts of the major equity affiliates are presented below.

As part of the consolidation of the Group's financial statements, adjustments are made to the accounts of equity affiliates, chiefly in respect of internal transactions with société Air France (transfers of assets).

- **Amadeus GTD (consolidated accounts)**

Income statement *In EUR millions*

Year ended December 31,	2002	2001
Operating revenues	1,856	1,785
Operating income	307	265
Including net charges to depreciation, amortization and provisions	*(184)*	*(158)*
Net income	**147**	**133**

Balance sheet *In EUR millions*

As of December 31,	2002	2001
Fixed assets	913	909
Current assets	567	483
Total assets	**1,480**	**1,392**
Stockholders' equity	623	592
Short and long-term debt and capital leases	326	271
Other liabilities	531	529
Total liabilities and stockholders' equity	**1,480**	**1,392**

- **Alpha Airports PLC (consolidated accounts)**

Income statement *In EUR millions*

Year ended January 31,	2003	2002
Operating revenues	608	708
Operating income	33	18
Including net charges to depreciation, amortization and provisions	*(15)*	*(20)*
Net income	**19**	**(22)**

Balance sheet *In EUR millions*

As of January 31,	2003	2002
Fixed assets	102	123
Current assets	76	107
Total assets	**178**	**230**
Stockholders' equity	74	73
Short and long-term debt and capital leases	10	38
Other liabilities	94	119
Total liabilities and stockholders' equity	**178**	**230**

Air France Group

- **AFPL (statutory)**

Income statement	*In EUR millions*	
Year ended December 31,	**2002**	**2001**
Operating revenues	26	32
Operating income	2	-
Including net charges to depreciation, amortization and provisions	*(24)*	*(28)*
Net income	**1**	**-**

Balance sheet	*In EUR millions*	
As of December 31,	**2002**	**2001**
Fixed assets	70	113
Current assets	23	21
Total assets	**93**	**134**
Stockholders' equity	59	68
Short and long-term debt and capital leases	28	48
Other liabilities	6	18
Total liabilities and stockholders' equity	**93**	**134**

16.3 - Group transactions with equity affiliates

The major transactions by the Group with equity affiliates were as follows:

In EUR millions

Fical year ended March 31,	**2003**		**2002**	
In the accounts of Air France Group	**Amadeus GTD**	**AFPL**	**Amadeus GTD**	**AFPL**
Income statement				
Operating revenues	118	-	116	-
External expenses	188	27	170	32
Balance sheet				
Fixed assets investments	-	-	-	-
Other accounts receivable	23	-	23	-
Short and long-term debt and capital leases	-	-	-	-
Other payables	34	2	33	2

- **Fees paid and received in respect of reservation systems (AMADEUS):**

Amadeus GTD SA, through its subsidiaries, markets, develops and manufactures a computerized reservation system.

The Company receives fees for the distributor services performed on behalf of Amadeus, as well as in respect of on-line assistance and travel agency training. These services are rendered by the Company's subsidiary Amadeus France, a distributor on the French market. Furthermore, the Company receives commissions from Amadeus for issues made with its own agencies. These fees and commissions totaled EUR 118 million for the year ended March 31, 2003 (EUR 116 million for the year ended March 31, 2002).

Furthermore, the Group pays Amadeus GTD SA booking fees in connection with use of the Amadeus reservation system. These fees totaled EUR 188 million for the year ended March 31, 2003 (compared to EUR 170 million in the year 2001/2002).

Air France Group

- **Operating leases -AFPL:**

The Group leases aircraft from its subsidiary Air France Partnairs Leasing through various operating leases. These fees totaled EUR 27 million for the year ended March 31, 2003 (compared to EUR 32 million the previous year).

17. INVENTORY

In EUR millions

As of March 31,	2003	2002
Aeronautical spare parts	172	166
Other supplies	61	60
Production work in progress	52	101
Gross value	**285**	**327**
Valuation allowance	(65)	(61)
Net book value	**220**	**266**

The gross carrying value of inventories depreciated as of March 31, 2003 totaled EUR 170 million (compared to EUR 189 million as of March 31, 2002).

18. TRADE AND OTHER RECEIVABLES

In EUR millions

As of March 31,	2003	2002
Passenger operations	618	737
Cargo operations	231	266
Maintenance operations	271	147
Airlines	291	290
Other trade receivables	110	146
Valuation allowance	(89)	(91)
Total [1]	**1,432**	**1,495**
Suppliers with debit balances	150	164
State	83	79
Group and associates	10	135
Other	177	176
Prepayments and accrued income	176	163
Provision	(4)	(5)
Total [2]	**592**	**712**
[1] Due > 1 year	-	-
[2] Due > 1 year	-	-

19. INCOME TAX RECEIVABLE

In EUR millions

As of March 31,	2003	2002
Current tax	5	6
Deferred tax (note 12.3)	106	74
Total	**111**	**80**
Portion > 1 year	*104*	*74*

20. MARKETABLE SECURITIES

The market value of financial instruments is disclosed in note 26.5 below.

In EUR millions

As of March 31,	Net book value	
	2003	2002
Original maturity more than three months and/or subject to exchange rate risk		
Treasury shares (note 21.2)	11	24
Negotiable debt securities	279	209
Bonds	-	-
Mutual funds (Sicav)	-	-
Bank deposits	3	11
Sub-total	**293**	**244**
Original maturity less than three months with no exchange rate risk		
Negociable debt securities	44	582
Mutual funds (Sicav)	672	498
Bank deposits	30	84
Sub-total cash equivalents	**746**	**1,164**
Total	**1,039**	**1,408**

21. STOCKHOLDERS' EQUITY

21.1 - Common stock

As of March 31, 2003 and 2002, the common stock of the Company totaled EUR 1,868 million, comprising fully paid up shares of EUR 8.5 nominal value each.

21.2 - Breakdown of stock and voting rights

As of March 31,	*% stock*		*% of voting rights*	
	2003	2002	2003	2002
French state	54.4	55.9	55.1	56.3
Employees and former employees [1]	13.0	11.1	13.1	11.2
Treasury shares [2]	1.4	0.7	-	-
Other	31.2	32.3	31.8	32.5
Total	**100**	**100**	**100**	**100**

[1] Personnel and former employees identified in funds or by a Sicovam code.

[2] The general shareholders meeting from September 28, 1999 has adopted a plan for purchasing its own shares in order to provide certain categories of its personnel with incentive plans. The number of shares maximum authorised to be purchased was 3,525,000 . Within this autorisation, the compagny purchased 1,249,464 of its own shares during the period ending March 31, 2000,

Each share is entitled to one vote.

As of March 31, 2003 and 2002, the percentage of shares and voting rights owned by members of the Company's executive committee was to the best of our knowledge less than 0.5% of the outstanding shares.

21.3 - Treasury stock

As of March 31, 2003, Air France held 1,635,034 of its own shares (0.7% of common stock) in accordance with the share buyback program authorized by the General Meeting of September 25, 2002.

21.4 - Other securities giving access to common stock

As of March 31, 2003, there were no securities giving access to the common stock of Air France.

21.5 - Additional paid-in capital

Additional paid-in capital represents the difference between the nominal value of equity securities issued and the value of contributions in cash or in kind received by the Company.

21.6 - Retained earnings (accumulated deficit)

In EUR millions

As of March 31,	2003	2002
Distributable reserves	599	587
Accumulated deficit	-	-
Other reserves	1,168	1,073
Treasury stock	(25)	-
Net income (loss)	120	153
Total	**1,862**	**1,813**

Distributable reserves chiefly comprise that part of parent company reserves appropriated to reserves by annual stockholder meetings and special reserves of long-term capital gains taxed at reduced rates.

Other reserves include the aggregate results of consolidated subsidiaries.

22. PROVISIONS FOR LIABILITIES AND CHARGES

In EUR millions

As of March 31,	2003	2002
Provisions for pensions and for termination payments on retirement	581	576
Aircraft maintenance provisions	-	202
Provisions for restitution for aircraft under operating leases	307	-
Restructuring provisions	11	4
Provisions for third party litigations	39	67
Other provisions for liabilities and charges	157	88
Total	**1,095**	**937**
Of which short-term	*193*	*115*

Air France Group

The movement in the book value of the provisions for liabilities and charges are as follows :

In EUR millions

Year ended March 31,	**2003**	**2002**
Opening balance	**937**	**994**
Charges		
- Operating	206	155
- Financial	22	4
- Restructuring	8	8
Releases for consomption		
- Operating	(151)	(188)
- Financial	(1)	(18)
- Restructuring	(7)	(8)
Releases of provisions no longer required		
- Operating	(19)	(9)
Impact of changes in accounting policies	82	-
Transfers	21	-
Change in group structure	(3)	(1)
Closing balance	**1,095**	**937**

22.1 - Pension schemes for employees in France

The Company previously maintained an independent pension plan for its ground staff administered by the Caisse de Retraite Air France (CRAF). This plan was terminated and incorporated into the AGIRC-ARCCO national retirement fund as at January 1, 1993. Upon incorporation, current pensions and entitlements were made subject to a formal company agreement, under whose terms:
Retirees as of December 31, 1992 continue to benefit from an overall guarantee of income, revalued in terms of Air France pension points, from which external pensions are deducted at actual value (social security, as well as ARCCO and AGIRC at their reconstituted values).
Employees and former employees in service as of December 31, 1992 were granted an additional pension benefit, expressed in terms of Air France pension points, independent from all other external pension plans.
CRAF is therefore still responsible for the benefits with respect to employees who contributed up to December 31, 1992. As the pension fund created by the Company was insufficiently funded, a top-up plan was introduced. This plan, administered by CRAF is jointly funded by the Company and CRAF, under the following terms:
From January 1, 1993 and until the existing pension fund is exhausted, CRAF bears 50% of the cost of any shortfall between pensions paid and fund revenues.
Air France undertakes to offer an identical contribution and, as soon as the existing pension fund has been used up, to bear the full cost of pensions payable under the initial CRAF pension plan.

The Company is under no additional obligation with regard to entitlements for the period after January 1, 1993.

Air France Group

The following table shows a reconciliation between the valuation of pension commitments of CRAF and the provisions recorded in the consolidated financial statements:

In EUR millions

As of March 31,	2003	2002
Actuarial present value of projected benefit obligation	877	851
Market value of plan assets	590	624
Projected benefit obligation in excess of plan assets	**(287)**	**(227)**
Unrecognized net actuarial gains (losses)	25	100
Provisions for pensions	**312**	**327**
Of which short-term	*17*	*17*

The charge with respect to obligations of the CRAF is EUR 10 million for the year ended March 31, 2003 (compared to EUR 2 million for the year ended March 31, 2002).

In EUR millions

As of March 31,	2003	2002
Interest cost on projected benefit obligations	(45)	(45)
Amortization of actuarial gains (losses)	3	9
Expected return on plan assets	32	34
Net charge	**(10)**	**(2)**

The effective return on the CRAF plan assets 0.7% for the year ended March 31, 2003.
Amounts paid by the Company to the CRAF totaled EUR 24 million for the year ended March 31, 2003.

The assumptions used in the valuation of pension commitments are as follows:

As of March 31,	2003	2002
Gross discount rate	5.25%	5.50%
Rate of increase of CRAF points	1.20%	1.20%

22.2 - Foreign pension schemes and termination benefit schemes in France and abroad

In addition to defined benefit pension schemes for employees in France, the Group grants various defined pension benefits to its employees abroad and termination benefit schemes.

The major foreign employee benefit liabilities of the Group are located :

- in the USA, linked to two defined benefit pension plans which are overfunded;
- in the UK, where employees of the local representation office and local subsidiaries are granted a supplemental pension benefit administered through a specific pension fund;
- in Japan, where employees benefit from a supplemental pension plan and lump -sum termination payments.

In addition to this, almost all other foreign representation offices grant termination benefits or lump-sum payments to their employees.

Employees in France benefit from 2 specific schemes :

- a retirement lump -sum scheme for all employees ;
- an additional retirement indemnity scheme.

For all schemes identified as material, an actuarial valuation as of March 31, 2003 was performed, using the projected unit credit method and :

- turn-over rates for active employees, mortality rates, salary increase scales;
- retirement age assumptions ranging from 51 to 65 for French employees, and depending on the various local economic and demographic contexts for employees of foreign entities;
- discount rates : 5.25% for French entities and ranging from 2% to 9% for foreign entities
- long term expected rates of return on pension plan assets ranging from 4% to 15%.

Air France Group

The following table shows the amounts recorded in the balance sheet :

In EUR millions

As of March 31,	2003	2002
Present value of projected benefit obligation	659	645
Fair value of plan assets	(371)	(452)
Projected benefit obligations in excess (less) than plan assets	**288**	**193**
Unrecognized net actuarial gains (losses)	(37)	37
Unrecognized surplus	18	19
Net obligation in the balance sheet	**269**	**249**

Retirement charges include the following components:

In EUR millions

As of March 31,	2003	2002
Current service cost	(38)	(44)
Interest cost	(35)	(34)
Amortization of actuarial gains (losses)	1	1
Expected return on plan assets	34	36
Net retirement charge	**(38)**	**(41)**

The assumptions used in the valuation of retirement benefit obligations are as follows:

As of March 31,	Au 31 mars 2003		31 mars 2002	
	France	Abroad	France	Abroad
Gross discount rate	5.25%	2.5 to 10%	5.25%	2.5 to 12%
Gross rate of increase in salaries	2.8 to 5.1%	2 to 9%	3.2 to 5%	2 to 9%

The Company does not disclose details of balance sheet reconciliations or effective rates of return at the individual program level.

23. SHORT AND LONG-TERM DEBT AND CAPITAL LEASES

As of March 31,	2003	2002
Perpetual subordinated loan stock	169	216
Bonds	187	475
Capital-lease obligations	1,413	1,814
Other long-term loans	1,914	1,688
Accrued interest not yet due	47	51
Bond redemption premiums	-	-
Long-term debt and capital leases [1]	**3,730**	**4,244**
Borrowings with short-term original maturities		
Commercial paper	150	-
Short-term bank finance facilities and similar facilities	267	372
Short-term debts	**417**	**372**
Total short and long-term debt and capital leases	**4,147**	**4,616**
[1] Less than one year	*547*	*762*

Air France Group

Total secured debts totaled EUR 2,615 million as of March 31, 2003 (compared to EUR 2,553 million for the year ended March 31, 2002).

On August 8, 2001, Air France signed the opening of a revolving, syndicated multi-currency credit line in the amount of EUR 1 billion for a period of five years, unused as of March 31, 2003. In addition, the Group benefits from a medium-term credit line in the amount of EUR 45 million (EUR 11 million drawn as of March 31, 2003), with repayment deadlines between October 2003 and October 2006.

23.1 - Perpetual subordinated loan securities (TDI)

The Company issued two of TDI perpetual subordinated loan securities, one in June 1989 and a second in May 1992, in the amounts of EUR 381 million and EUR 395 million respectively.

The first issuance was restructured in the year 1998/99: the original securities were bought back from their holders and were substituted by a perpetual non-subordinated loan issued under the same financial conditions (Euribor + 0.38 % for the first tranche of EUR 114 million and a fixed rate of 10% for the second tranche of EUR 267 million). Under the terms of issue, holders of the new securities will receive a nominal amount of interest from June 23, 2004. The lender securitized this loan in the form of units in a mutual debt fund of which the remaining units could be bought by Air France at any time.

The TDIs issued in 1992 bear interest at a fixed rate of 10.06%. Payment of interest is not subordinated, although the Board of Directors may decide to suspend payment thereof if net consolidated losses exceed 30% of stockholders' equity and no dividend is paid. The securities were designated as subordinated financing following the conclusion of an issue agreement with certain trusts. The trusts thereby undertook, via a series of separate subscriber agreements, to buy back the securities after a period of 15 years, requiring an initial payment from the Company of EUR 94 million. The agreements also stipulate that the trusts will only receive a nominal interest from the sixteenth year onwards.

TDIs were recorded at the date of their issue under short and long-term debt net of amounts paid to the trusts, i.e. EUR 281 million for the 1989 issuance and EUR 301 million for the 1992 issuance. The perpetual loan which replaced the 1989 issuance is recorded in the same way.

Interest paid by the Company on the TDIs issued is recorded as an interest expense. Interest receivable on the zero-coupon bonds is credited to the interest charge and debited to the outstanding balance on the debts. The net balance of the loan is being written down over a period of 15 years.

The tax regime for perpetual subordinated loan stock was approved by the Tax Authorities and interest is henceforth deductible for the portion effectively received.

23.2 - Bonds

In EUR millions

As of March 31,	Nominal	2003	2002
Bonds denominated in EUR	EUR		
1993 bond at 8.25%	229	-	183
1993 bond at 7.5%	229	167	167
Other bonds		20	23
Total bonds denominated in EUR		**187**	**373**
Bonds denominated in CHF	CHF		
1992 bond at 6.75%	150	-	102
Total bonds denominated in CHF		**-**	**102**
Accrued interest payable		9	9
Bond redemption premiums		-	-
Total bonds		**196**	**484**

The features of the principal bonds can be summarized as follows:

- **1993 Bond at 7.5% denominated in Euros :**

Issuance price: EUR 228,675,000 for an issuance of 300,000 bonds of EUR 762.25 nominal value.
Annual interest: 7.5%, i.e., EUR 57.17 per bond, payable on June 14 each year.
Term of the bond: 10 years.
Scheduled redemption: at par, June 14, 2003.
Outstanding as of March 31, 2003:EUR 167 million.

A currency swap in respect of CHF 100 million took place during the year ended March 31, 1999.

23.3 - Analysis by maturity date

In EUR millions

As of March 31,	2003	2002
Matures in		
Y + 1	548	762
Y + 2	354	475
Y + 3	489	370
Y + 4	538	546
Y + 5	270	852
> 5 years	1,531	1,239
Total	**3,730**	**4,244**

23.4 - Analysis by currency

The breakdown of all long-term debt and capital leases taking into account the effects of derivative financial instruments is as follows :

In EUR millions

As of March 31,	2003	2002
Euro	3,252	3,416
USD	374	497
CHF	68	173
JPY	29	158
Other currencies	7	-
Total	**3,730**	**4,244**

24. INCOME TAX LIABILITY

In EUR millions

As of March 31,	2003	2002
Current tax	5	-
Deferred tax (note 12.3)	-	22
Total	**5**	**22**
Of which > 1 year	*-*	*22*

Air France Group

25. OTHER PAYABLES

Other payables consist, for the most part, of salaries and other amounts owed to employees including corresponding social security contributions, as well as deferred profit on sales to equity affiliates (Amadeus and AFPL) recorded under Other.

In EUR millions

As of March 31,	2003	2002
Employee-related liabilities	467	495
Tax liabilities	166	145
Other	425	610
Total	**1,058**	**1,250**
Of which > 1 year	*1*	*1*

26. FINANCIAL INSTRUMENTS

26.1 - Exposure to interest rate risk

In order to manage interest rate risk on short-and long-term borrowings, the Company uses instruments with the following nominal values as of the balance sheet date:

In EUR millions

As of March 31,	2003	2002
Fixed to variable-rate swaps	181	63
Variable to fixed-rate swaps	1,209	592

These instruments have different objectives:

- Hedging price risk relating to fixed-rate short and long-term debt and capital leases:
  By contracting a fixed-rate debt, the company is exposed to an opportunity risk if the rate falls.
  Given the current position of market rates in comparison with fixed contractual rates on certain of its short and long-term debt and capital leases, société Air France entered into a number of fixed to variable-rate swaps.

- Hedging of cash-flow risk relating to variable-rate short and long-term debt and capital leases:
  The Company has sought to fix the rate of certain variable-rate debts and thus entered into a number of variable to fixed-rate swaps.

Based on the above hedging arrangements, the Group's interest rate exposure can be presented as follows:

- Financial assets and liabilities at fixed rates:

In EUR millions

	Bases		Average rate of interest	
	2003	2002	2003	2002
Fixed-rate financial assets	**15**	**39**	**7.02%**	**6.49%**
Perpetual subordinated loan securities	144	185	10.04%	10.04%
Bonds	99	322	6.88%	7.07%
Other long-term debt and capital leases	1,609	1,280	4.82%	5.15%
Short-term bank finance facilities and similar facilities	-	-	-	-
Fixed-rate financial liabilities	**1,852**	**1,787**	**6.36%**	**6.59%**

Air France Group

-Variable-rate assets and liabilities:

In EUR millions

	Bases		Average rate of interest	
	2003	2002	2003	2002
Variable-rate financial assets	**403**	**852**	**2.84%**	**3.99%**
Perpetual subordinated loan securities	25	31	3.74%	4.57%
Bonds	88	153	1.57%	3.53%
Other long-term debt and capital leases	1,697	2,199	4.31%	4.90%
Short-term bank finance facilities and similar facilities	417	372	2.80%	3.48%
Variable-rate finacial liabilities	**2,227**	**2,755**	**3.96%**	**4.70%**

26.2 - Exchange rate risk

Current operations:
Although the Company's reporting currency is the EURO (EUR), part of its cash flow is denominated in other currencies, such as the dollar (USD), the yen (JPY), the pound sterling (GBP) and the Swiss franc (CHF). Commercial activities also generate and incur income and expenses in foreign currency. The Company's policy is to hedge against exchange risks relating to forecast cash surpluses or shortfalls in various currencies (USD, JPY, non-euro European currencies, etc.). Hedging takes the form of forward sales or purchases and/or option-based strategies.

Acquisitions of flight equipment :
Capital expenditure for flight equipment is denominated in US dollars. The Company hedges on the basis of projected fluctuations in the US dollar via forward sales and purchases and/or option-based strategies.

Long-term debt and capital leases:
A number of loans are denominated in foreign currency so as to diversify sources of funding and take into account cash surpluses generated in various currencies. In order to safeguard against the risk of exchange rate fluctuations on debt and capital leases currency swaps are used. This is a micro-hedging mechanism matched specifically to the borrowing to which it relates.

Air France Group

The nominal amounts of forward currency hedges and swaps are shown below, based on the nature of the hedging instrument used :

Nominal amounts in EUR millions

As of March 31,	2003	2002
Operating hedges :		
Forward sales		
- JPY	204	225
- GBP	102	-
Maturity - min	April 2003	May 2002
- max	October 2006	March 2005
Forward purchases		
- USD	37	-
Maturity - min	April 2003	-
- max	September 2003	-
Exchange rate options		
- GBP	88	-
- JPY	4	66
Maturity - min	April 2003	April 2002
- max	September 2004	March 2003
Flight equipment acquisition hedging :		
- forward purchases	30	-
- forward sales	-	64
- put options	200	-
Maturity - min	April 2003	April 2002
- max	November 2003	June 2002
Hedging of long-term debt and capital leases :		
- currency swaps	72	86
Maturity - min	June 2003	June 2003
- max	January 2004	January 2004

26.3 - Commodity risk - fuel prices

In the normal course of its business, the Group conducts transactions on the petroleum products markets in order to effectively manage the risks related to its purchases of aircraft fuel.
The Company's commitments on the crude and refined oil markets are shown below (nominal amounts):

In EUR millions

As of March 31,	2003	2002
Petroleum swaps	202	399
Petroleum options	764	606
Maturity - min	April 2003	April 2002
- max	March 2005	December 2004

26.4 - Counterparty risk management

Transactions which potentially generate counterparty risk for the Company are as follows:

temporary financial investments,
derivatives,
trade receivables.

- Financial investments are diversified investments in blue-chip securities negotiated with leading banks.
- Company transactions in derivatives have the sole aim of reducing overall exposure to exchange rate and interest rate risks to which the Company is exposed in the normal course of business. Such transactions are limited to organized markets or over-the-counter transactions with first-class counterparties with no counterparty risk.
- Counterparty risk relating to trade receivables is limited due to the large number and geographical diversity of customers comprising the trade receivables portfolio.

As of March 31, 2003, the Company had not identified any specific counterparty risks relating to trade receivables.

26.5 - Market value of financial instruments

Market values of financial instruments are estimated for the most part using a variety of valuation methods, such as discounted future cash flows. However, the methods and assumptions used to provide the information set out below are theoretical in nature. They are subject to the following inherent limitations:

- market values do not take into consideration the effect of subsequent fluctuations in interest or exchange rates,
- estimated amounts as of March 31, 2003 and 2002 are not indicative of gains and/or losses arising upon maturity or in the event of cancellation of a financial instrument.

Application of alternative methods and assumptions may, therefore, have a significant impact on the estimated market values shown.

The methods used are as follows:

- *Cash, trade receivables, other receivables, short-term bank finance, trade payables and other payables.* The Company believes that, due to the short-term nature of the above, net book value can be deemed a reasonable approximation of market value.
- *Marketable securities, investments and other securities.* The market value of securities is determined based on the market price or the prices available on other similar securities markets. Where no benchmark exists, net book value is used, which is deemed a reasonable approximation of market value in this instance.
- *Loans and other long-term debts and capital leases.* The exchange and interest rate swaps are specifically hedged against long-term debt and capital leases. The market value of these long-term debt and capital leases and loans has been determined after having taken the hedged swaps into account. Variable-rate loans and other long-term debt and capital leases are recorded at net book value. The market value of fixed-rate loans and other long-term debt and capital leases is determined based on discounted future cash flows at market interest rates for instruments with similar features.
- *Off-balance sheet instruments.* The market value of off-balance sheet instruments corresponds to the amounts payable or receivable were the positions to be closed out as of March 31, 2003 and 2002 calculated using the year-end market rate.

Air France Group

Market values calculated in this way are shown in the table below:

In EUR millions

As of March 31,	2003		2002	
	Net book value	Estimated market value	Net book value	Estimated market value
Balance sheet				
Investment securities	104	90	72	66
Loans				
- fixed-rate	4	4	2	2
- variable-rate	11	11	4	4
Marketable securities	634	634	1,408	1,408
Bonds				
- fixed-rate	99	105	322	335
- variable-rate	88	88	153	153
Perpetual subordinated loan securities	169	182	216	298
Other loans and long-term debt and capital leases				
- fixed-rate	1,609	1,723	1,280	1,340
- variable-rate	1,697	1,697	2,199	2,199
Other short-term loans and long-term debt and capital leases	417	417	372	372
Off-balance sheet [1]				
Treasury management instruments				
- exchange rate options	-	(9)	-	(4)
- forward currency contracts	-	-	-	(1)
- currency swaps	-	33	-	8
commodity instruments				
- petroleum swaps	-	29	-	59

[1] For off-balance sheet financial instruments, the figures quoted as market values represent unrealized gains and losses as of March 31, 2003 and 2002.

27. LEASES

27.1 - Capital leases

In EUR millions

As of March 31,	2003	2002
Aircraft		
Minimum lease payments by maturity		
Y + 1	202	418
Y + 2	162	221
Y + 3	134	179
Y + 4	258	178
Y + 5	174	298
> 5 years	644	743
Total	**1,574**	**2,037**
Of which interest	229	301
Aircraft capital leases	**1,345**	**1,736**
Buildings		
Minimum lease payments by maturity		
Y + 1	11	11
Y + 2	11	11
Y + 3	11	11
Y + 4	11	11
Y + 5	10	12
> 5 years	21	32
Total	**75**	**88**
Of which interest	11	16
Building capital leases	**64**	**72**
Equipment capital leases	**4**	**6**
Total capital leases	**1,413**	**1,814**

27.2 - Operating leases

In EUR millions

As of March 31,	2003	2002
Aircraft		
Minimum lease payments by maturity		
Y + 1	464	501
Y + 2	471	483
Y + 3	408	440
Y + 4	330	399
Y + 5	262	337
> 5 years	453	586
Total	**2,388**	**2,746**

For practical reasons, it is not Company policy to disclose the schedule of minimum payments for other operating leases.

28. FLIGHT EQUIPMENT ORDERS

Due dates for commitments in respect of flight equipment orders are as follows:

In EUR millions

As of March 31,	2003	2002
Y + 1	661	1,008
Y + 2	1,065	765
Y + 3	849	1,143
Y + 4	530	752
Y + 5	301	502
> 5 years	740	1,157
Total	**4,146**	**5,327**

These commitments relate to the amounts in USD which are converted into Euros at the year-end exchange rate.

The policy implemented to adapt the group fleet to the new economic and geopolitical reality during 2002-2003 had two phases.
During the first quarter, the measures undertaken at the end of 2001 essentially covering the long-haul fleet were extended without any major new adjustments.
Beginning in the summer of 2002, the absence of signs of recovery and a deterioration in the crisis specific to the European and domestic medium-haul fleet forced the group to launch a new series of measures.

Accordingly, the adaptation of the order book mainly covered the medium-haul fleet and involved two major measures:

1. **Postponement of the commissioning** for 12 months on average of eight aircraft whose delivery was scheduled for the winter of 2002-2003 (four aircraft from the A320 family, two A330-200s and two Embraer 145s.

This measure, motivated by a downward adjustment of the Program and a desire to preserve company cash resources led to the storage of these aircraft, after their delivery by the builders, at financial companies from whom the group will buy the aircraft at the time of their commissioning.
In contractual terms, the stored aircraft are maintained in the order book, the financial companies having replaced the builders.
Air France is negotiating the extension of the storage period for four of these aircraft.

2. **Modification to the A318 delivery plan**

The contract signed with Airbus in 1999 called for the rapid introduction of 15 firm orders: 9 for the winter of 2003-2004 and six for the winter of 2004-2005. This strategy had been adopted with a view to accelerating the rationalization of the Airbus A320 medium-haul fleet.
The deterioration in the aerial transport situation in the short term no longer justifies such a development, the restriction in the number of owned aircraft is necessary to preserve the company's cash resources.
The negotiations undertaken with Airbus resulted in an agreement over the postponement of 3 of the 9 aircraft that had been scheduled for delivery during the summer of 2004, the fleet level for this horizon being reduced to 6 aircraft.
The amounts financed by these ad hoc companies totaled USD 257 million, and the expense incurred by the Group corresponded to its usual cost of financing. The impacts of this transaction (mainly interest expense) were recorded during the period.

Deliveries during the year

With respect to the owned aircraft, the group took delivery in October 2002 of one A330-200, the third of the order, a B747-400ER freighter in October 2002 and 2 B777-200ERs in April and May 2002 respectively.
The regional airlines took delivery of 2 CRJ 7000s.

Air France Group

Company's commitments concern the following aircraft:

Aircraft type	As of	To be delivered in	Y + 1	Y + 2	Y + 3	Y + 4	Y + 5	> 5 years
A 318	March 31, 2003	Firm orders	5	3	4	3	-	-
		options	-	-	3	4	3	-
	March 31, 2002	Firm orders	-	8	5	2	-	-
		options	-	-	-	6	4	-
A 319	March 31, 2003	Firm orders	1	-	-	-	-	-
		options	-	6	4	1	-	6
	March 31, 2002	Firm orders	1	-	-	-	-	-
		options	-	6	6	4	1	-
A 320	March 31, 2003	Firm orders	2	2	1	-	-	-
		options	-	-	-	-	-	-
	March 31, 2002	Firm orders	2	-	-	-	-	-
		options	-	-	-	-	-	-
A 321	March 31, 2003	Firm orders	1	-	-	-	-	-
		options	-	-	1	-	1	-
	March 31, 2002	Firm orders	1	3	-	-	-	-
		options	-	-	-	1	-	1
A 330	March 31, 2003	Firm orders	3	1	1	-	-	-
		options	-	1	3	2	-	-
	March 31, 2002	Firm orders	4	2	-	-	-	-
		options	-	1	2	2	-	-
A 380	March 31, 2003	Firm orders	-	-	-	3	2	5
		options	-	-	-	-	2	2
	March 31, 2002	Firm orders	-	-	-	-	3	7
		options	-	-	-	-	-	4
B 747	March 31, 2003	Firm orders	-	-	1	-	-	-
		options	-	-	-	-	-	-
	March 31, 2002	Firm orders	1	-	1	-	-	-
		options	-	1	1	1	1	-
B 777	March 31, 2003	Firm orders	-	4	6	-	-	-
		options	-	-	-	-	3	7
	March 31, 2002	Firm orders	2	-	4	6	-	-
		options	-	-	-	-	2	8
Embraer 145	March 31, 2003	Firm orders	2	3	3	2	-	-
		options	-	-	-	-	-	-
	March 31, 2002	Firm orders	2	3	-	3	2	-
		options	-	-	-	-	-	-
CRJ 700	March 31, 2003	Firm orders	3	1	-	-	-	-
		options	-	-	-	-	-	-
	March 31, 2002	Firm orders	4	2	-	-	-	-
		options	-	-	-	-	-	-

29. OTHER COMMITMENTS

29.1 - Commitments provided

In EUR millions

As of March 31,	2003	2002
Call on investment securities	3	35
Put on investment securities	(2)	(8)
Total	**1**	**27**
Warranties, sureties and guarantees	224	118
Morgaged or secured assets	1,202	739

29.2 - Commitments received

In EUR millions

As of March 31,	2003	2002
Warranties, sureties and guarantees	151	185
Other	6	17

29.3 - Litigation and court action

To the company's knowledge, there is no litigation, arbitration or exceptional event likely to have or have had in the recent past a significant impact on the financial position, net income, and assets of the company or the group.

39th hour litigation

Before it was reduced to 35 hours, the legal working week of ground staff as set by regulation in January 1995 was increased from 38 to 39 hours in connection with the "Reconstruire Air France" plan.
Beginning in 1999, more than 4,000 employees contested the modified working week before the courts, claiming payment for the 39th hour worked each week.
In September 2002, the Court of Cassation rendered several rulings in favor of the company, which should put an end to the current proceedings.
No provision has been recorded in this regard.

Hall litigation

In June 2000, several travel agents residing in the state of North Carolina, USA, as well as the professional association to which they belonged (Association of Retail Travel Agents), launched a suit before the federal court of the state against several major US airlines for collusion, following a reduction in 1999 of commissions paid to the agents by these companies for the issue of tickets.
During 2002, these same travel agents have drawn three major European airlines, including Air France, to the proceedings.
The suit initiated by the travel agents was recognized as a class action suit by the court hearing the case.
The amount of damages claimed jointly and severally against the airlines, for the alleged losses, totals USD 17,500,000,000. The amount could be tripled should the US legislation governing collusion be applied.
Air France believes the collusion charge is without merit and will seek its dismissal before the ruling court.
No provision has been recorded in this regard.

Litigation between Servair and its employees

During 2000 and at the start of 2001, a considerable number of Servair employees launched a suit before the Labor Court for payment of backdated wages. The plaintiffs state that the time spent when dining in the company restaurant constitutes a period during which the employee is under the authority of the employer and should

therefore be paid as for normal working hours. Conversely, Servair considers that the time spent on meals constitutes an interruption in working time that is not entitled to remuneration.
In a definitive ruling on November 8, 2001, the Court of Appeal sided with the position argued by Servair.
Other suits representing a total of 471 individual claims initiated by Servair employees over this same issue are still before the courts. The company has not recorded any provisions with respect to these disputes.

30. CASH FLOW STATEMENT

30.1 - Cash and cash equivalents

In EUR millions

As of March 31,	2003	2002
Cash at bank	193	255
Cash equivalents (note 20)	746	1,164
Short-term bank finance and similar facilities (note 23)	(267)	(372)
Cash and cash equivalents	**672**	**1,047**

30.2 - Acquisition of subsidiaries and affiliates

Investment for 2002/2003 mainly represented the acquisition of 2% of the capital of Alitalia for EUR 23 million (Alitalia holds 2% of the capital of Air France) and the continuing investment in Opodo for EUR 21 million.
During 2001/2002, the primary investments had involved Opodo and Cordiem.

31. SUBSEQUENT EVENTS REVIEW

No material events were noted in this respect.

Air France Group

32. SCOPE OF CONSOLIDATION AT MARCH 31, 2003

	Address	Siren	Stock	% Holding	% control	Method	Year end
AIR FRANCE SERVICES LTD	Room 229 - Terminal 2 Office Block London Heathrow Airport - Hounslow MDDX TW6 1RR - GREAT BRITAIN	Foreign	7,000,000 gbp	100	100	Fully consolidated	Dec-31
AMADEUS FRANCE	2-8 avenue du Bas Meudon 92445 Issy les Moulineaux	348 702 457	1,600 €	74	66	Fully consolidated	Mar-31
AMADEUS FRANCE SERVICES	2-8 avenue du Bas Meudon 92445 Issy les Moulineaux	356 305 326	2,880,016 €	42	57	Fully consolidated	Mar-31
AMADEUS GLOBAL TRAVEL DISTRIBUTION	Salvador de Madariaga 1 28046 Madrid - SPAIN	Foreign	27,898,000 €	23	36	Equity method	Dec-31
CRMA	ZA de la Clef de Saint-Pierre BP 10F 78996 Elancourt	312 139 215	1,300,000 €	100	100	Fully consolidated	Mar-31
GIE ITAB 320	45, rue de Paris 95747 Roissy CDG Cedex	347 907 636	-	100	100	Fully consolidated	Mar-31
HEATHROW CARGO HANDLING	Building 558-Shoreham road West Heathrow Airport - Hounslow MDDX TW6 3RN - GREAT BRITAIN	Foreign	800,000 gbp	50	50	Equity method	Dec-31
REENTON DEVELOPMENT LIMITED	Guangdong Investment Tower, 11th Floor 148 Connaught Road Central Hong Kong	Foreign	10,000 hkd	51	51	Fully consolidated	Dec-31
SODEXI	14 rue des Voyelles - BP 10301 Bat. AFE 3512 - Zone Fret 4 95703 Roissy CDG Cedex	347 960 825	2,400,000 €	60	60	Fully consolidated	Mar-31
AIR FRANCE FINANCE sub group							
AIR FRANCE FINANCE	45, rue de Paris 95747 Roissy CDG Cedex	341 178 697	153,272,000 €	100	100	Fully consolidated	Mar-31
AIR AUSTRAL	BP 611 97473 Saint Denis de la Réunion	323 650 945	1,674,000 €	36	36	Equity method	Mar-31
AIR FRANCE FINANCE IRELAND	69/71 st Stephen's Green Dublin 2 IRELAND	Foreign	3,502,508 usd	100	100	Fully consolidated	Dec-31
AIR FRANCE PARTNAIRS LEASING NV	130 Schottegatweg Oost Curaçao- DUTCH WEST INDIES	Foreign	60,209,180 usd	45	45	Equity method	Dec-31
ALL AFRICA AIRWAYS	Les Cascades, Edith Cavell Street Port-Louis - Mauritius	Foreign	6,697,487 usd	51	51	Fully consolidated	Dec-31
BRIT AIR	Aéroport BP 156 29204 Morlaix	927 350 363	23,483,376 €	100	100	Fully consolidated	Mar-31
CITY JET	Swords Campus, Balheary Road Swords Co. Dublin - IRLANDE	Foreign	5,079,968 €	100	100	Fully consolidated	Mar-31
FREQUENCE PLUS SERVICES	51/59 avenue Ledru Rollin 94 200 Ivry sur Seine	347 944 259	2,288,000 €	100	100	Fully consolidated	Mar-31
ICARE	Aéroport BP 156 29204 Morlaix	380 582 346	1,035,488 €	100	100	Fully consolidated	Mar-31
PROTEUS DEVELOPPEMENT	Aéroport de Dijon Bourgogne 21600 Longvic	399 132 554	5,559,063 €	100	100	Fully consolidated	Mar-31
PROTEUS FINANCE	Zone industrielle La Plaine - BP 134 42163 Andrezieux	428 865 141	40,000 €	100	100	Fully consolidated	Mar-31
REGIONAL COMPAGNIE AERIENNE EUROPEENNE	Aéroport de Nantes Atlantique 44340 Bouguenais	335 351 920	100,000,000 €	100	100	Fully consolidated	Mar-31
SOCIETE D'EXPLOITATION AERONAUTIQUE	45,rue de Paris 95747 Roissy CDG Cedex	379 316 276	38,112 €	100	100	Fully consolidated	Mar-31
SOCIETE NOUVELLE AIR IVOIRE	Place de la République - Abidjan Côte d'Ivoire	Foreign	3,600,000,000 xof	39	76	Fully consolidated	Dec-31
SERVAIR sub group							
SERVAIR (Cie d'exploitation des services auxiliaires aériens)	4 place de Londres Roissypole 95726 Roissy CDG Cedex	722 000 395	52,386,208 €	88	88	Fully consolidated	Dec-31
ACNA	Bat. 3416 Modules 100 et 200 BP 10605 95724 Roissy CDG Cedex	382 587 558	250,000 €	88	100	Fully consolidated	Dec-31
ACSAIR	Le Ronsard - Paris Nord 2 22 avenue des Nations - BP 50379 Villepinte - 95942 Roissy CDG Cedex	437 568 702	1,500,000 €	45	51	Fully consolidated	Dec-31
AEROSUR	Le Ronsard - Paris Nord 2 22 avenue des Nations - BP 50379 Villepinte - 95942 Roissy CDG Cedex	432 219 940	40,000 €	88	100	Fully consolidated	Dec-31
AFRIQUE CATERING	4 place de Londres Roissypole BP 10701 95726 Roissy CDG Cedex	403 236 714	450,000 €	45	51	Fully consolidated	Dec-31
AIR CHEF	Via Venezia Giulia 5/a Milano ITALY	Foreign	1,500,000 €	28	25	Equity method	Dec-31
ALPHA AIRPORTS GROUP PLC	Europa House - 804 Bath road Cranford Middlesex TW5 9US GREAT BRITAIN	Foreign	17,068,000 gbp	24	27	Equity method	Jan-31

Air France Group

SCOPE OF CONSOLIDATION AT MARCH 31, 2003 (continued)

	Address	Siren	Stock	% Holding	% Control	Method	Year end
BRUNEAU PEGORIER	15 rue de la Grande Borne 77 990 Le Mesnil Amelot	572 129 377	1,365,500 €	84	95	Fully consolidated	Dec-31
CARBAG	12 chemin des glirettes 95000 Le Thillay	382 587 558	10,000 €	88	100	Fully consolidated	Dec-31
CENTRE DE PRODUCTION ALIMENTAIRE	16 rue de la Grande Borne 77990 Le Mesnil Amelot	380 885 129	1,500,000 €	88	100	Fully consolidated	Dec-31
CULIN'AIR PARIS	8 rue des acacias 77230 Villeneuve sous Dammartin	430 048 959	914,760 €	49	56	Fully consolidated	Dec-31
DAKAR CATERING	PO Box 8431 Aéroport de Dakar Yoff Dakar - SENEGAL	Foreign	215,000,000 cfa	42	48	Equity method	Dec-31
EUROPEAN CATERING SERVICES	The Corporation Trust Company 1209 Orange Street Wilmington DE 19801 USA	Foreign	4,860,000 usd	88	100	Fully consolidated	Dec-31
FLYING FOOD CATERING	1209 Orange Street - City of Wilmington 400 - State of Delaware USA	Foreign	920,000 usd	43	49	Equity method	Dec-31
FLYING FOOD MIAMI	1650 N.W - 70 th Avenue Miami, Florida 33299 USA	Foreign	6,000,000 usd	43	49	Equity method	Dec-31
FLYING FOOD SAN FRANCISCO	810 Malcom Road Burlingame California 94010 USA	Foreign	3,000,000 usd	39	44	Equity method	Dec-31
FLYING FOOD SERVICES	1209 Orange Street - City of Wilmington 400 - State of Delaware USA	Foreign	450,000 usd	43	49	Equity method	Dec-31
JET CHEF	Zone d'aviation d'affaires 93350 Aéroport du Bourget	382 587 541	380,000 €	88	100	Fully consolidated	Dec-31
LOGAIR	4 place de Londres Roissypole 95726 Roissy CDG Cedex	443 014 527	40,000 €	44	50	Proportionally consolidated	Dec-31
LOME CATERING SA	Aéroport de Lomé BP 3688 TOGO	Foreign	100,000,000 cfa	16	35	Equity method	Dec-31
MACAU CATERING SERVICES	Catering Building Macau International Airport	Foreign	16,000,000 mop	15	34	Equity method	Dec-31
MALI CATERING	Aéroport de Bamako Sénou BP E3803 - Bamako MALI	Foreign	350,000,000 cfa	63	99	Fully consolidated	Dec-31
ORLY AIR TRAITEUR	1 rue du Pont des Pierres 91320 Wissous	384 030 680	5,700,000 €	89	100	Fully consolidated	Dec-31
PASSERELLE	Route du Midi Bat. 3441 - BP 10605 95724 Roissy CDG Cedex	433 032 828	7,500 €	88	100	Fully consolidated	Dec-31
PMAIR	Bat. 3416 - Route du Midi 93290 Tremblay	437 927 882	8,000 €	45	51	Fully consolidated	Dec-31
SEREP	PO Box 8431 Aéroport de Dakar Yoff Dakar - SENEGAL	Foreign	30,600,000 cfa	29	33	Equity method	Dec-31
SERVAIR EUREST	Avenida 11 de Septiembre Poligono Mas Blau 08820 El Prat de Llobregat Barcelona - SPAIN	Foreign	710,797 €	31	35	Equity method	Dec-31
SERVAIR SATS	PO Box 3 Singapoure Changi Airport 918141 SINGAPORE	Foreign	1,040,000 sgd	45	51	Fully consolidated	Dec-31
SERVANTAGE	12 chemin des glirettes 95000 Le Thillay	424 657 179	37,500 €	88	100	Fully consolidated	Dec-31
SESAL	Aéroport Léon Mba PO Box 20303 Libreville - GABON	Foreign	250,000,000 cfa	35	40	Equity method	Dec-31
SOCIETE IMMOBILIERE AEROPORTUAIRE	4 place de Londres Roissypole BP 10701 95726 Roissy CDG Cedex	722 003 795	1,905,000 €	88	100	Fully consolidated	Dec-31
SKYCHEF	International Airport PO Box 450 Victoria - Point Larue Mahé - SEYCHELLES	Foreign	312,500 scr	48	55	Fully consolidated	Mar-31
SKYLOGISTIC	BP 121 69125 Lyon St Exupéry Aéroport	423 049 089	37,500 €	88	100	Fully consolidated	Dec-31
SOGRI	Aéroport de Cayenne Rochambeau 97351 Matoury	320 750 763	225,000 €	85	97	Fully consolidated	Dec-31
SORI	Zone de fret Nord Aéroport Pôle Caraïbes 97139 Abymes	322 055 187	50,000 €	44	50	Fully consolidated	Dec-31
SPECIAL MEALS CATERING	16 rue de la Grande Borne 77990 Le Mesnil Amelot	429 627 474	7,622 €	88	100	Fully consolidated	Dec-31

82-5050

Air France Group



AIR FRANCE GROUP
as at 03/31/2003
Fully integrated
Equity affiliates
Proportionally integrated
AIR FRANCE
88.03%
SERVAIR
4.29 %
99.98 %
C.R.M.A
100.00 %
AIR FRANCE FINANCE
ACNA
100.00%
100.00% CARBAG
100.00% PASSERELLE
100.00% SERVANTAGE
100.00% SKY LOGISTIC
51.00 % ACSAIR
51.00 % PMAIR
CULIN'AIR PARIS 56.00%
AFRIQUE CATERING 51.00%
35.00% LOME CATERING
55.08% MALI CATERING 43.52%
SERVAIR SATS 51.00%
34.00%
MACAO CATERING SERVICE
SEREP 33.50%
SESAL 40.00%
95.71 % ORLY AIR TRAITEUR
100.00% CENTRE DE PRODUCTION ALIMENTAIRE
100.00% JET CHEF
95.21% BRUNO PEGORIER
50.04% SORI
97.00% SOGRI
100.00% SOCIETE IMMOBILIERE AEROPORTUAIRE
55.00% SKY CHEF
100.00% SPECIAL MEALS CATERING
100.00% AEROSUR
27.31 % ALPHA
25.00%
25.00% AIR CHEF
48.13% DAKAR CATERING
35.00% SERVAIR EUREST
100.00% EUROPEAN CATERING SERVICES
50.00% LOGAIR
60.00 % SODEXI
100.00% GIE ITAB
100.00% AIR FRANCE SERVISAIR LTD
51.00% REENTON
50.00 % HEATHROW CARGO HANDLING
23.36 % AMADEUS GLOBAL DISTRIBUTION
34.00%
66.00 % SNC AMADEUS FRANCE
57.22%
AMADEUS FRANCE SERVICE SA
CITY JET 100.00%
PROTEUS DEVELOPPEMENT 100.00%
1.26%
49.00% FLYING FOOD CATERING
49.00% FLYING FOOD SERVICES
49.00% FLYING FOOD MIAMI
44.00% FLYING FOOD SAN FRANCISCO
100.00 % FREQUENCE PLUS SERVICES
100.00 % SOCIETE D'EXPLOITATION AERONAUTIQUE
45.00 % AIR FRANCE PARTNAIRS LEASING N.V
100.00% AIR FRANCE FINANCE IRELAND
36.00 % AIR AUSTRAL
51.00% ALL AFRICA AIRWAYS
76.42%
AIR IVOIRE
100.0% BRIT AIR
99.96%
ICARE
100.00% PROTEUS FINANCE
95.51%
REGIONAL C.A.E 3.23%

Air France Group